 Exhibit 2.1

CONFIDENTIAL

AGREEMENT AND PLAN OF MERGER

Dated as of January 11, 2018

among

DST SYSTEMS, INC.

SS&C TECHNOLOGIES HOLDINGS, INC.

and

DIAMOND MERGER SUB, INC.

TABLE OF CONTENTS

i

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AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of January 11, 2018, among DST Systems, Inc., a Delaware corporation (the “Company”), SS&C Technologies Holdings, Inc., a Delaware corporation (“Parent”), and Diamond Merger Sub, Inc., a Delaware corporation and an indirect wholly owned Subsidiary of Parent (“Merger Sub”).

WHEREAS, the Company, Parent and Merger Sub desire to effect the Merger, pursuant to which Merger Sub shall be merged with and into the Company, with the Company continuing as the surviving corporation in the Merger (the “Surviving Corporation”), and each share of Common Stock issued and outstanding shall be converted into the right to receive $84.00 in cash;

WHEREAS, the Company Board has (i) determined that the terms of this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement, including the Merger, and (iii) recommended that the Company’s stockholders vote in favor of the adoption and approval of this Agreement and the transactions contemplated by this Agreement, including the Merger, at the Company Stockholders Meeting;

WHEREAS, the Parent Board and the Merger Sub Board have each approved this Agreement and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement;

WHEREAS, the Merger Sub Board has recommended adoption and approval of this Agreement by its sole stockholder;

WHEREAS, the sole stockholder of Merger Sub has adopted and approved this Agreement;

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

WHEREAS, certain capitalized terms used herein are defined in Section 9.03.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants herein and intending to be legally bound, the parties hereto agree as follows:

Article I

The Merger

Section 1.01   The Merger. On the terms and subject to the conditions set forth herein, and in accordance with the Delaware General Corporation Law (the “DGCL”), on the Closing Date, Merger Sub shall be merged with and into the Company (the “Merger”). At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation.

Section 1.02  Closing. The closing (the “Closing”) of the Merger shall take place at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, NY 10017 at 10 a.m., Eastern time, on a date to be specified by the Company and Parent, which shall be no later than the second Business Day following the satisfaction or (to the extent permitted by Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions by the party entitled to the benefit of such condition), or at such other place, time and date as shall be agreed in writing between the Company and Parent; provided, that if the Marketing Period has not ended at the time of the satisfaction or, to the extent permissible, waiver of the conditions set forth in Article VII (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing by the party entitled to the benefit of such condition), the Closing shall occur (i) on the date following the satisfaction or, to the extent permissible, waiver of such conditions that is the earliest to occur of (A) a date during the Marketing Period to be specified by Parent on no less than two (2) Business Days’ notice to the Company and (B) the final day of the Marketing Period, or (ii) at such other place, at such other time or on such other date as Parent and the Company may mutually agree. The date on which the Closing occurs is referred to herein as the “Closing Date.”

Section 1.03   Effective Time. Subject to the provisions of this Agreement, at the Closing, the parties shall file with the Delaware Secretary of State the certificate of merger relating to the Merger (the “Certificate of Merger”), executed and acknowledged in accordance with the relevant provisions of the DGCL. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Delaware Secretary of State, or at such later time as the Company and Parent shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.04   Effects. The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL.

Section 1.05   Certificate of Incorporation and Bylaws. Each of the certificate of incorporation and bylaws of the Surviving Corporation shall be amended and restated to be identical to the certificate of incorporation and bylaws of Merger Sub, respectively, as in effect immediately prior to the Effective Time, until thereafter changed or amended as provided therein or by applicable Law, except that, in each case, (i) references to the name of Merger Sub shall be replaced by references to the name of the Surviving Corporation, (ii) Merger Sub shall, or Parent shall cause Merger Sub or the Surviving Corporation, as applicable, to, make any modifications necessary to comply with Section 6.05, and (iii) the provisions of the certificate of incorporation of Merger Sub relating to the incorporator of Merger Sub shall be omitted.

Section 1.06   Directors and Officers of Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

Article II

Effect on the Capital Stock of the Constituent
Entities; Exchange of Certificates

Section 2.01   Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”) or any shares of common stock, par value $0.01 per share, of Merger Sub (the “Merger Sub Common Stock”):

(a)       Conversion of Merger Sub Common Stock. Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing shares of Merger Sub Common Stock shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(b)       Cancellation of Parent-Owned and Treasury Stock; Conversion of Subsidiary-Owned Stock.

(i)       Each share of Common Stock held by the Company as treasury stock or that is owned directly by Parent or Merger Sub immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(ii)       Each share of Common Stock that is owned by any direct or indirect wholly owned Subsidiary of the Company or any direct or indirect wholly owned Subsidiary of Parent (other than Merger Sub) or of Merger Sub shall be converted into such number of shares of common stock of the Surviving Corporation such that the ownership percentage of any such Subsidiary in the Surviving Corporation immediately following the Effective Time shall equal the ownership percentage of such Company Subsidiary immediately prior to the Effective Time.

(c)       Conversion of Common Stock. Subject to Section 2.02 and Section 2.03, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled or converted into shares of the Surviving Corporation in accordance with Section 2.01(b), Company Options, shares of Company RSUs, and Company Performance Stock Units treated in accordance with Section 6.04 and, except as provided in Section 2.03, any shares of Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who has not voted in favor of the Merger and who is entitled to demand and properly demands appraisal of such Common Stock pursuant to Section 262 of the DGCL and, as of the Effective Time, has neither failed to perfect, nor effectively withdrawn or lost rights to appraisal under the DGCL (the “Dissenting Shares”)) shall be converted into the right to receive $84.00 in cash, without interest (the “Merger Consideration”). All such shares of Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (or evidence of shares in book-entry form (such shares, “Book-Entry Shares”)) that immediately prior to the Effective Time represented any such shares of Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration. Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding shares of Common Stock shall have been changed into a different number of shares or a different class, including by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination, readjustment or exchange of shares, or any similar event shall have occurred, then any number or amount contained herein which is based upon the number of shares of Common Stock will be appropriately adjusted to provide to the holders of Common Stock the same economic effect as contemplated by this Agreement prior to such event.

Section 2.02   Exchange of Certificates; Payment Fund.

(a)       Paying Agent. No later than ten (10) days prior to the Effective Time, Parent shall, at its sole cost and expense, appoint a bank or trust company reasonably acceptable to the Company that is organized and doing business under the laws of the United States to act as paying agent (the “Paying Agent”) for the payment and delivery of the Merger Consideration pursuant to this Article II. On the Closing Date, Parent shall deposit, or cause to be deposited, with the Paying Agent, as needed, for payment in accordance with this Article II through the Paying Agent, cash to pay the Merger Consideration due pursuant to Section 2.01(c). All such cash deposited with the Paying Agent is hereinafter referred to as the “Payment Fund.” Any portion of the Merger Consideration made available to the Paying Agent pursuant to this Section 2.02(a) to pay for shares of Common Stock for which appraisal rights have been properly perfected and not withdrawn or lost shall be returned to Parent, upon demand.

(b)       Letter of Transmittal. As reasonably promptly as practicable after the Effective Time (and in any event within five Business Days after the Effective Time), Parent shall cause the Paying Agent to mail, or otherwise provide in the case of Book-Entry Shares, to each holder of record of Common Stock (i) a form of letter of transmittal (the “Letter of Transmittal”) which shall specify that delivery shall be effected and risk of loss and title shall pass (A) with respect to shares of Common Stock evidenced by Certificates, only upon the proper delivery of the Certificates (or affidavits in lieu thereof pursuant to Section 2.02(i), if applicable) and a validly executed Letter of Transmittal to the Paying Agent (and such other documents as the Paying Agent may reasonably request) and (B) with respect to Book-Entry Shares, only upon proper delivery of an “agent’s message” regarding the book-entry transfer of Book-Entry Shares (or such other evidence, if any, of the transfer as the Paying Agent may reasonably request) and (ii) instructions for effecting the surrender of Book-Entry Shares or Certificates in exchange for the applicable Merger Consideration.

(c)       Merger Consideration Received in Connection with Exchange. Upon (i) in the case of shares of Common Stock represented by a Certificate, the surrender of such Certificate for cancellation to the Paying Agent together with the Letter of Transmittal, duly, completely and validly executed in accordance with the instructions thereto (or affidavits in lieu thereof pursuant to Section 2.02(i), if applicable) or (ii) in the case of shares of Common Stock held as Book-Entry Shares, the receipt of an “agent’s message” by the Paying Agent, in each case together with such other documents as may reasonably be required by the Paying Agent, the holder of such shares shall be entitled to receive in exchange therefor the Merger Consideration into which such shares of Common Stock have been converted pursuant to Section 2.01. In the event of a transfer of ownership of Common Stock that is not registered in the transfer records of the Company, the Merger Consideration may be paid to a transferee if the Certificate or Book-Entry Share representing such Common Stock is presented to the Paying Agent (or, in the case of Book-Entry Shares, proper evidence of such transfer) accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 2.02(c), each share of Common Stock, and any Certificate with respect thereto, shall be deemed at any time from and after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration that the holders of shares of Common Stock are entitled to receive in respect of such shares pursuant to Section 2.01(c). No interest will be paid or accrued on the cash payable upon surrender of the Certificates (or shares of Common Stock held as Book-Entry Shares).

(d)       No Further Ownership Rights in Common Stock. The Merger Consideration paid in accordance with the terms of this Article II upon conversion of any shares of Common Stock shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Common Stock. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates (or evidence of Book-Entry Shares) that evidenced ownership of shares of Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Common Stock, except as otherwise provided for herein or by applicable Law. If, after the Effective Time, any Certificates formerly representing shares of Common Stock (or shares of Common Stock held as Book-Entry Shares) are presented to Parent or the Paying Agent for any reason, they shall be canceled and exchanged as provided in this Article II, subject to applicable Law in the case of Dissenting Shares.

(e)       Termination of Payment Fund. Any portion of the Payment Fund (including any interest received with respect thereto) that remains undistributed to the holders of Common Stock nine months after the Effective Time shall be delivered to Parent (or its designee) upon demand, and any holder of Common Stock who has not theretofor complied with this Article II shall thereafter look only to Parent for payment of its claim for Merger Consideration without any interest thereon (subject to abandoned property, escheat or similar Law).

(f)       No Liability. None of the Company, Parent, Merger Sub or the Paying Agent shall be liable to any Person in respect of any portion of the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. To the fullest extent permitted by Law, immediately prior to the date any Merger Consideration would otherwise escheat to or become the property of any Governmental Entity, such Merger Consideration and any other amounts remaining unclaimed by holders of shares of Common Stock shall become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(g)       Investment of Payment Fund. The Paying Agent shall invest any cash in the Payment Fund if and as directed by Parent; provided, however, that such investment shall be in obligations of, or guaranteed by, the United States of America, in commercial paper obligations of issuers rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Service, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of domestic commercial banks with capital exceeding $10 billion, or in mutual or money market funds investing in such assets, and in any case, no such instrument shall have a maturity that may prevent or delay payments to be made pursuant to this Article II. Any interest and other income resulting from such investments shall be paid to, and be the property of, Parent. No investment losses resulting from investment of the Payment Fund shall diminish the rights of any of the Company’s stockholders to receive the Merger Consideration or any other payment as provided herein. To the extent there are losses with respect to such investments or the Payment Fund diminishes for any other reason below the level required to make the payments required to be paid pursuant to the terms hereof, Parent shall reasonably promptly replace or restore the cash in the Payment Fund so as to ensure that the Payment Fund is at all times maintained at a level sufficient to make such cash payments when due.

(h)       Withholding Rights. Each of the Company, Parent, Merger Sub, the Surviving Corporation and the Paying Agent (without duplication) shall be entitled to deduct and withhold from the consideration payable pursuant to this Agreement (including the consideration otherwise payable to any holder of Company Options, Company RSUs or Company Performance Stock Units), such amounts as are required to be withheld under the Code, or any applicable provision of state, local or foreign Tax Law. To the extent that amounts are so withheld and remitted to the appropriate Governmental Entity, such withheld and remitted amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Each of the Company, Parent, Merger Sub and the Surviving Corporation, as the case may be, shall use reasonable best efforts to reduce or eliminate any such withholding by requesting any appropriate Tax forms, including Internal Revenue Service (“IRS”) Form W-9 or the appropriate IRS Form W-8, as applicable, or any similar information, from the Company’s stockholders.

(i)       Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall, in exchange for such lost, stolen or destroyed Certificate, pay the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

Section 2.03   Dissenter’s Rights.

(a)       Notwithstanding anything to the contrary herein, no Dissenting Shares shall be converted into or represent the right to receive the Merger Consideration as provided in Section 2.01, and instead the holders of such Dissenting Shares shall be entitled to such rights as are granted by Section 262 of the DGCL (unless and until such stockholder shall have failed to timely perfect, or shall have effectively withdrawn or lost, such stockholder’s right to dissent from the Merger under the DGCL, in which case such stockholder shall be entitled to receive the Merger Consideration in accordance with Section 2.01, without interest thereon, in exchange for such shares of Common Stock, and such shares of Common Stock shall no longer be deemed to be Dissenting Shares) and to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to and subject to the requirements of the DGCL (the “Dissenter’s Rights”). In such case, at the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be canceled and cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except with respect to Dissenter’s Rights and as provided in this Section 2.03. Notwithstanding the foregoing, if any such holder shall have failed to timely perfect or shall have otherwise waived, or effectively withdrawn or lost such holder’s right to appraisal under the Dissenter’s Rights, or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by the Dissenter’s Rights, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares under the Dissenter’s Rights shall cease, such shares shall no longer be considered Dissenting Shares for purposes hereof, and such holder’s shares of Common Stock shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, as provided in Sections 2.01 and 2.02.

(b)       The Company shall provide prompt written notice to Parent of any demands for appraisal by any holder of shares of Common Stock, attempted withdrawals of such notices or demands and any other instruments received by the Company relating to the Dissenter’s Rights, and, to the extent permitted by applicable Law, Parent shall have the right to direct all negotiations and proceedings with respect to all such demands. The Company shall not, without the prior written consent of Parent or unless otherwise required by a final non-appealable order of a Governmental Entity of competent jurisdiction, voluntarily make any payment with respect to, settle or offer to settle, or otherwise negotiate, any such demands or agree to do any of the foregoing.

Article III

Representations and Warranties of Parent and Merger Sub

Except as set forth in the disclosure letter delivered by Parent to the Company at or before the execution and delivery by Parent and Merger Sub of this Agreement (the “Parent Disclosure Letter”) (it being understood that the Parent Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article III, and the disclosure in any section or subsection shall be deemed to qualify any other section in this Article III to the extent that it is reasonably apparent that such disclosure also qualifies or applies to such other section or subsection), Parent and Merger Sub, jointly and severally, hereby represent and warrant, to the Company as follows:

Section 3.01   Organization, Standing and Power. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has all corporate power and authority required to execute and deliver this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement and to perform each of its obligations under this Agreement. Each of Parent and Merger Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction (to the extent the concept is recognized by such jurisdiction) where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have, a Parent Material Adverse Effect.

Section 3.02  Authority; Execution and Delivery; Enforceability. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement, and to consummate the Merger and the other transactions contemplated by this Agreement. The Parent Board has adopted resolutions, by unanimous vote of the directors present at a meeting duly called at which a quorum of directors of Parent was present, approving the execution, delivery and performance of this Agreement. As of the date of this Agreement, such resolutions have not been amended or withdrawn. The Merger Sub Board has unanimously adopted resolutions (i) approving the execution, delivery and performance of this Agreement; (ii) determining that the terms of this Agreement are in the best interests of Merger Sub and its sole stockholder; (iii) declaring this Agreement advisable; and (iv) recommending that the sole stockholder of Merger Sub adopt this Agreement and directing that this Agreement be submitted to the sole stockholder of Merger Sub for adoption. As of the date of this Agreement, such resolutions have not been amended or withdrawn. The sole stockholder of Merger Sub, has adopted and approved this Agreement. No other corporate proceedings (including, for the avoidance of doubt, any stockholder approval) on the part of Parent, Merger Sub or their respective Subsidiaries are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (except for the filing of the Certificate of Merger in accordance with the relevant provisions of the DGCL). Each of Parent and Merger Sub has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes Parent’s and Merger Sub’s legal, valid and binding obligation, enforceable against each of Parent and Merger Sub in accordance with its terms except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity.

Section 3.03  No Conflicts; Consents.

(a)       The execution and delivery by each of Parent and Merger Sub of this Agreement does not, and the performance by each of Parent and Merger Sub of its obligations under this Agreement and the consummation of the Merger and the other transactions contemplated by this

Agreement will not, (i) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, the governing or organizational documents of Parent or Merger Sub; (ii) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, require any consent or any other action by any Person under, or give rise to a right of termination, cancellation or acceleration of any right or obligation or any loss of a benefit under, any provision of any contract, lease, license, indenture, note, bond, agreement, understanding, undertaking, concession, franchise, obligation, commitment, arrangement or other instrument (a “Contract”) to which any of Parent, Merger Sub or any of their respective Subsidiaries is a party or by which any of their respective properties or assets is bound or any Permit (subject to the filings and other matters referred to in Section 3.03(b)); (iii) subject to the filings and other matters referred to in Section 3.03(b), conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, any judgment, order, injunction, ruling or decree (“Judgment”) or transnational, domestic or foreign federal, state or local statute, law (including statutory, common and other law), constitution, treaty, convention, code, ordinance, rule, regulation (including of self-regulatory organizations), interpretation or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity (“Law”), in each case, applicable to Parent, Merger Sub or any of their respective Subsidiaries or their respective properties or assets, or (iv) result in the creation of any Lien upon any of the properties or assets of Parent, Merger Sub or any of their respective Subsidiaries, other than, in the case of clauses (ii), (iii) and (iv) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)       No governmental franchises, licenses, permits, registrations, waivers, authorizations, variances, exemptions, orders and approvals (each a “Permit” and collectively, the “Permits”), consent, approval, clearance, waiver or order (collectively, with the Permits, the “Consents” and each, a “Consent”) of or from, or registration, declaration, notice or filing made to or with, or action by, any federal, national, state, provincial or local, whether transnational, domestic, foreign or supranational, government or any court of competent jurisdiction, administrative agency, applicable self-regulatory organization, tribunal or commission or other governmental or regulatory authority, department, agency or instrumentality, including any political subdivision thereof, whether transnational, domestic, foreign or supranational (a “Governmental Entity”), is required to be obtained or taken or made by or with respect to Parent, Merger Sub or any of their respective Subsidiaries in connection with the execution and delivery of this Agreement or Parent’s or Merger Sub’s performance of its obligations under this Agreement or the consummation of the Merger and the other transactions contemplated by this Agreement, other than (i) the filing with the SEC of such reports under, and such other compliance with, the Exchange Act and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) (A) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (B) the requirement of Parent and any Additional Controller to obtain the FCA Approval, the CBI Approval and the CSSF Approval and (C) such other Consents, registrations, declarations, notices, filings or actions as are required to be made or obtained under the foreign Antitrust Laws as set forth on Section 4.05(b)(ii) of the Company Disclosure Letter in order to complete the Merger and the other transactions contemplated by this Agreement; (iii) the filing of the

Certificate of Merger with the Delaware Secretary and appropriate documents with the relevant authorities of the other jurisdictions in which Parent, the Company or any of their respective Affiliates are qualified to do business; (iv) compliance with the NASDAQ Stock Market LLC rules and regulations; (v) such filing of notices, updated applications and/or change of ownership application as may be required with the FCA, the CSSF and the CBI and the receipt of required licenses, permits, certificates, approvals and/or certifications from such regulatory agencies, when applicable; (vi) approval by FINRA under NASD Rule 1017 with respect to the indirect change of ownership of each Broker-Dealer; (vii) written notification to the NSCC regarding the indirect acquisition of any Broker-Dealer that is a member of the NSCC and (viii) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 3.04  Litigation. There is no suit, action or other proceeding pending or, to the Knowledge of Parent, threatened against Parent, Merger Sub or any of their respective Subsidiaries or any of their respective former or current directors, officers or employees in such capacity or properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect, nor is there any Judgment outstanding against or, to the Knowledge of Parent, investigation or inquiry in each case that is threatened or pending by any Governmental Entity involving Parent, Merger Sub or any of their respective Subsidiaries or any of their respective former or current directors, officers or employees or properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 3.05  Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Credit Suisse Securities (USA) LLC, the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 3.06  Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated under this Agreement. Since its date of incorporation, Merger Sub has not carried on any business nor conducted any operations other than the execution of this Agreement, the performance of its obligations under this Agreement and matters ancillary hereto.

Section 3.07  Ownership of Common Stock. None of Parent, Merger Sub or any of their respective Affiliates has been, at any time during the three years prior to the date of this Agreement, an “interested stockholder” of the Company, as defined in Section 203 of the DGCL. As of the date of this Agreement, none of Parent, Merger Sub or their respective Subsidiaries owns any shares of capital stock of the Company or has any rights to acquire any shares of capital stock of the Company (except pursuant to this Agreement or any shares of capital stock of the Company held by any employee benefit plan of Parent or any of its Subsidiaries or any trustee or other fiduciary in such capacity under any such employee benefit plan).

Section 3.08  Financing.

(a)       Parent will have available to it upon the consummation of the Merger and the Effective Time sufficient funds (i) to make the payments required pursuant to this Agreement with respect to the Merger and the transactions contemplated hereby, (ii) to pay any indebtedness of the Company required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged in connection with the Merger and any premiums and fees incurred in connection therewith, including the Company Credit Agreement and any fees related thereto and (iii) to pay all fees, costs and expenses required to be paid by Parent related to the transactions contemplated hereby.

(b)       Parent has delivered to the Company true, accurate and complete copies of the fully executed debt commitment letter, together with all schedules and exhibits thereto, from Credit Suisse Securities (USA) LLC, Credit Suisse AG, Cayman Islands Branch and Morgan Stanley Senior Funding, Inc. (collectively, the “Lenders”), dated as of the date hereof (including all exhibits, schedules, annexes and amendments thereto (and together with any Fee Letter) as of the date of this Agreement, collectively, the “Debt Commitment Letter”), pursuant to which, and subject to the terms and conditions thereof, the Lenders have committed to lend the amounts set forth therein to Parent for the purpose of funding the transactions contemplated by this Agreement (the “Financing”); provided, however, that solely in the case of the Fee Letter, true, accurate and complete copies have been delivered to the Company with only the fee amounts redacted. The Debt Commitment Letter is in full force and effect and is the legal, valid and binding obligation of SS&C Technologies, Inc. and, to the Knowledge of Parent, the other parties thereto, enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization and similar laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law). As of the date of this Agreement, neither Parent nor, to the Knowledge of Parent, any other counterparty thereto has committed any material breach of any of its covenants or other obligations set forth in, or is in material default under, the Debt Commitment Letter, and to the Knowledge of Parent no event has occurred or circumstance exists that, with or without notice, lapse of time or both, would or would reasonably be expected to (i) constitute or result in a material breach or material default on the part of Parent or Merger Sub, or to the Knowledge of Parent, of any other party under the Debt Commitment Letter, (ii) constitute or result in a failure to satisfy in any material respect any of the terms or conditions set forth in the Debt Commitment Letter, (iii) make any of the assumptions or any of the statements set forth in the Debt Commitment Letter inaccurate in any material respect, (iv) result in any of the conditions in the Debt Commitment Letter not being satisfied, or (v) otherwise result in any portion of the Financing not being available. As of the date of this Agreement, Parent has no reason to believe (both before and after giving effect to any “flex” provisions contained in the Debt Commitment Letter) that it will be unable to satisfy, on a timely basis, any term or condition to be satisfied by it contained in the Debt Commitment Letter or that the full amounts committed pursuant to the Debt Commitment Letter will not be available as of the Closing if the terms or conditions to be satisfied by it contained in the Debt Commitment Letter are satisfied. There are no conditions precedent or other conditions related to the Financing, or any contracts, agreements, arrangements or understandings, whether written or oral, related to the Financing, other than the terms thereof set forth in the Debt Commitment Letter. As of the date of this

Agreement, Parent has fully paid any and all commitment fees or other fees or deposits required by the Debt Commitment Letter to be paid on or before the date of this Agreement. Assuming the Financing is funded in accordance with the terms and conditions of the Debt Commitment Letter, the aggregate proceeds from the Financing, together with the available cash, available lines of credit or other sources of immediately available funds that Parent has or will have prior to the Closing that will not be used for other purposes, are sufficient in amount to provide Parent with the funds necessary for it to consummate the transactions contemplated hereby and to satisfy its obligations under this Agreement, including for Parent to pay the aggregate amounts payable pursuant to Article II and Section 6.04 and to pay any Indebtedness of the Company required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged in connection with the Merger and any premiums and fees incurred in connection therewith, including the Company Credit Agreement and any fees related thereto and the payment of all fees, costs and expenses required to be paid by Parent related to the transactions contemplated by this Agreement, including such fees, costs and expenses relating to the Financing.

Section 3.09  Solvency of the Surviving Corporation Following the Merger. Neither Parent nor Merger Sub is entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any Company Subsidiary. Assuming the satisfaction of the conditions to Parent’s and Merger Sub’s obligations to consummate the transactions contemplated by this Agreement and the accuracy of the representations and warranties in Article IV, Parent and the Surviving Corporation will, immediately after giving effect to all of the transactions contemplated by this Agreement (including the Financing, the payment of the aggregate amounts payable pursuant to Article II and Section 6.04 and the payment of all fees, costs and expenses required to be paid by Parent or the Company related to the transactions contemplated by this Agreement, including such fees, costs and expenses relating to the Financing), be Solvent at and after the consummation of the Closing. For the purposes of this Section 3.09, the term “Solvent,” when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “fair saleable value” (determined on a going concern basis) of the assets of such Person will, as of such date, exceed the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors; (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date; and (c) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or lines of credit, or a combination thereof, to meet its obligations as they become due.

Section 3.10   No Other Representations or Warranties.

(a)       Except for the representations and warranties expressly set forth in this Article III, neither Parent or Merger Sub nor any other Person on behalf of Parent or Merger Sub makes, or has made (and Parent, on behalf of itself, its Subsidiaries, and their respective Affiliates and Representatives, hereby disclaims) and the Company has not relied on, any express or implied representation or warranty with respect to Parent, Merger Sub, any of their respective Subsidiaries or any of their respective businesses, operations, properties, assets, liabilities, conditions (financial or otherwise), prospects or otherwise in connection with this Agreement or the transactions contemplated hereby, including as to the accuracy or completeness of any information.

(b)       Except for the representations and warranties contained in Article IV or in any certificate delivered by the Company to Parent and Merger Sub, each of Parent and Merger Sub acknowledges and agrees that (x) none of the Company, the Company Subsidiaries or any other Person on behalf of the Company makes, or has made, any express or implied representation or warranty with respect to the Company or any Company Subsidiary or with respect to the accuracy or completeness of any information provided, or made available, to Parent, Merger Sub or any of their Affiliates or Representatives, including with respect to their business, operations, assets, liabilities, conditions (financial or otherwise), prospects or otherwise in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, and Parent and Merger Sub and their respective Representatives are not relying on any representation, warranty or other information of the Company or any Person except for those expressly set forth in Article IV or (y) no person has been authorized by the Company, the Company Subsidiaries or any other Person on behalf of the Company to make any representation or warranty relating to the Company or its business or otherwise in connection with this Agreement and the Merger, and if made, such representation or warranty shall not be relied upon by Parent or Merger Sub as having been authorized by such entity. Without limiting the generality of the foregoing, Parent and Merger Sub acknowledge and agree that, except for the representations and warranties set forth in Section 4.06(b), Section 4.06(c) and Section 4.06(d), neither the Company nor any Company Subsidiary or any other Person has made a representation or warranty (including as to completeness or accuracy) to Parent or Merger Sub with respect to, and neither the Company nor any Company Subsidiary or any other Person shall be subject to any liability to Parent, Merger Sub or any other Person resulting from, the Company or any Company Subsidiary or their respective Representatives providing, or making available, to Parent, Merger Sub or any of their Subsidiaries or their respective Representatives, or resulting from the omission of, any financial estimate, financial projection, financial prediction, financial data, financial information or any memorandum, presentation or any other materials or information relating to the foregoing, including any materials or information made available to Parent and/or its Representatives in connection with presentations by the Company’s management or information made available on any “data sites”. Each of Parent and Merger Sub acknowledges that it has conducted, to its satisfaction, its own independent investigation of the condition (financial or otherwise), operations and business of the Company and its Subsidiaries and, in making its determination to proceed with the transactions contemplated by this Agreement, including the Merger, each of Parent and Merger Sub has relied solely on the results of its own independent investigation and representations and warranties set forth in Article IV and has not relied directly or indirectly on any materials or information made available to Parent and/or its Representatives by or on behalf of the Company.

(c)       Nothing in this Section 3.10 shall be deemed to preclude Parent or Merger Sub from using information made available to Parent or Merger Sub in connection with any presentations by the Company’s management or information made available (or omitted to be made available) to Parent or Merger Sub for purposes of making any claims of Fraud with respect to any breach of the representations and warranties contained in Article IV.

Article IV

Representations and Warranties of the Company

Except (i) as set forth in the Company SEC Documents furnished to or filed with the SEC after January 1, 2015 and prior to the date of this Agreement and publicly available (and excluding any supplement, modification or amendment made thereto after the date hereof) (the “Filed Company SEC Documents”), excluding for this purpose the representations and warranties contained in Section 4.01, Section 4.02, Section 4.03, Section 4.04, Section 4.05(a)(i), Section 4.05(c), Section 4.16, Section 4.17 and Section 4.19, provided, that in no event shall any information contained in any part of any Company SEC Document entitled “Risk Factors” or containing a description or explanation of “Forward-Looking Statements” be deemed to be an exception to (or a disclosure for purposes of) any representations and warranties of the Company contained in this Agreement; or (ii) as set forth in the disclosure letter delivered by the Company to Parent at or before the execution and delivery by the Company of this Agreement (the “Company Disclosure Letter”) (it being understood that the Company Disclosure Letter shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article IV, and the disclosure in any section or subsection shall be deemed to qualify any other section in this Article IV to the extent that it is reasonably apparent that such disclosure also qualifies or applies to such other section or subsection), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 4.01  Organization, Standing and Power. Each of the Company and each of the Company Subsidiaries is a duly organized, validly existing corporation or other legal entity and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except in the case of the Company Subsidiaries where the failure to be so organized, exist or be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries has all requisite power and authority required to conduct its businesses as presently conducted, except, in the case of the Company Subsidiaries, where the failure to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction (in the case of good standing, to the extent such jurisdiction recognizes such concept) where the nature of its business or the ownership or leasing of its properties make such qualification necessary, other than in such jurisdictions where the failure to be so qualified or licensed has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has prior to the date hereof made available to Parent true, correct and complete copies of the Company’s Certificate of Incorporation and Bylaws (and all amendments thereto) as currently in full force and effect.

Section 4.02  Company Subsidiaries.

(a)       Section 4.02(a) of the Company Disclosure Letter lists all the Company Subsidiaries and their respective jurisdictions of organization.

(b)       Except as set forth on Section 4.02(b) of the Company Disclosure Letter, all of the outstanding shares of capital stock or voting securities of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are owned by the Company, directly or indirectly, free and clear of all Liens and free from any other material restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities law.

(c)       Except as set forth on Section 4.02(c) of the Company Disclosure Letter and except for the capital stock and voting securities of, and other equity interests in, the Company Subsidiaries, none of the Company or any Company Subsidiary owns, directly or indirectly, any capital stock or voting securities of, or other equity interests in, or any interest convertible into or exchangeable or exercisable for, any capital stock or voting securities of, or other equity interests in, any Person.

(d)       Section 4.02(d) of the Company Disclosure Letter sets forth, as of the date hereof, a true, correct and complete list of (i) each entity (A) in which the Company or a Company Subsidiary has an equity interest and (B) that is not consolidated with the Company in the Company’s financial statements included in the Company’s Annual Report on Form 10-K for the year ended 2016 filed with the SEC (such entities, the “Joint Ventures”), (ii) (A) the number and type of outstanding capital stock or voting securities of, or other equity interests in, each Joint Venture (the “Joint Venture Securities”), and (B) the direct ownership percentage in each Joint Venture of the Company or the Company Subsidiary that has a direct ownership interest in such Joint Venture and (iii) any (A) put options, or any other similar rights of any Person to sell its Joint Venture Securities to a Joint Venture or any other equityholder of such Joint Venture, or (B) call options, or any other similar rights of the Joint Venture or any other Person to acquire Joint Venture Securities from an equityholder of such Joint Venture. Neither the Company nor any of its Subsidiaries is required to make any additional capital contributions to any Joint Venture. All of the Company’s and its Subsidiaries’ Joint Venture Securities are held by the Company or such Subsidiary free and clear of all Liens and any other material restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except for restrictions imposed by applicable securities law.

Section 4.03  Capital Structure.

(a)       The authorized capital stock of the Company consists of 400,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock, par value $0.01 per share (the “Preferred Stock,” together with the Common Stock, the “Capital Stock”). At the close of business on December 31, 2017 (i) 59,270,830 shares of Common Stock were issued and outstanding; (ii) 5,119,947 shares of Common Stock were held by the Company in its treasury; (iii) an aggregate of 1,957,423 shares of Common Stock were reserved for issuance pursuant to outstanding awards and rights under the Company Stock Plans, of which 590,557 shares of Common Stock were underlying outstanding and unexercised options to purchase shares of Common Stock (collectively, “Company Options”), 508,257 shares of Common Stock were underlying outstanding and unvested restricted stock units (including any additional restricted stock units issued or issuable pursuant to the Company Stock Plans in connection with the payment by the Company of a dividend, “Company RSUs”), and 835,677 shares of Common Stock were underlying outstanding performance stock units (including any additional performance stock units issued or issuable pursuant to the Company Stock Plans based on actual performance in connection with the payment by the Company of a dividend, “Company Performance Stock Units”) and 22,932 shares of Common Stock underlying additional restricted stock units issued or issuable pursuant to the Company Stock Plans in connection with the payment by the Company of a dividend in respect of the Company RSUs and the Company Performance Stock Units, and (iv) no shares of Preferred Stock were issued and outstanding. Except as set forth in this Section 4.03(a), at the close of business on December 31, 2017, no shares of capital stock or voting securities of, or other equity interests in, the Company were issued, reserved for issuance or outstanding. Since December 31, 2017, the Company has not granted any Company Stock Awards. Section 4.03(a) of the Company Disclosure Letter contains a true, correct and complete list, as of December 31, 2017, of all outstanding Company Options, Company RSUs and Company Performance Stock Units, including with respect to each such award, as applicable, the holder, date of grant, exercise price, vesting schedule, expiration date and number of shares of Common Stock subject thereto (the “Equity Award Schedule”).

(b)       All of the outstanding shares of Common Stock are, and, at the time of issuance, all such shares that may be issued upon the vesting, settlement or exercise, as applicable, of Company Stock Awards will be, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. All grants of equity awards or other rights with respect to shares of Common Stock to current or former directors, officers, employees, agents or consultants of the Company or any Company Subsidiary have been made in accordance with the terms of the applicable Company Stock Plan and award agreements thereunder and any policy of the Company or the Board of Directors of the Company (the “Company Board”) (including any committee thereof) relating to the grant of such awards or rights. Except as set forth above in this Section 4.03, in Section 4.02(b) or for changes since December 31, 2017 resulting from (x) the exercise of Company Options outstanding on such date, and (y) vesting and settlement of Company RSUs and Company Performance Stock Units, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, (i) any shares of capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (ii) any warrants, calls, options or other rights to acquire from the Company or any Company Subsidiary, or any other obligation of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, the

Company or any Company Subsidiary or (iii) any restricted shares or any rights issued by, or other obligations of, the Company or any Company Subsidiary that are linked in any way to the price of any shares of capital stock of the Company or any Company Subsidiary, the value of the Company or any Company Subsidiary or any part of the Company or any Company Subsidiary or any dividends or other distributions declared or paid on any shares of capital stock of the Company or any Company Subsidiary (the items in clauses (i) through (iii) being referred to collectively as the “Company Securities”). Except for acquisitions, or deemed acquisitions, of Common Stock or other equity securities of the Company in connection with (x) the withholding of Taxes in connection with the exercise, vesting or settlement of Company Stock Awards in accordance with the terms thereof, and (y) forfeitures of Company Stock Awards in accordance with the terms thereof, there are not any outstanding obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or voting securities or other equity interests of the Company or any Company Subsidiary or any securities, interests, warrants, calls, options or other rights referred to in clauses (i), (ii) or (iii) of the immediately preceding sentence. There are no debentures, bonds, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the Company’s stockholders may vote (“Company Voting Debt”). None of the Company or any of the Company Subsidiaries is a party to any voting agreement with respect to the voting of any Company Securities. None of the Company or any of the Company Subsidiaries is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of the Company or any of the Company Subsidiaries. Except as set forth on Section 4.03(b) of the Company Disclosure Letter, none of the Company Securities is owned by any of the Company Subsidiaries.

Section 4.04  Authority; Execution and Delivery; Enforceability. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement, subject, in the case of the Merger, to the receipt of the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote at the Company Stockholders Meeting (the “Company Stockholder Approval”). The Company Board has adopted resolutions, by unanimous vote of the directors present at a meeting duly called at which a quorum of directors of the Company was present, (i) determining that the terms of this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to and in the best interests of the Company and its stockholders, (ii) approving and declaring advisable the execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement, including the Merger, and (iii) recommending that the Company’s stockholders vote in favor of the adoption and approval of this Agreement and the transactions contemplated by this Agreement, including the Merger, at a duly held meeting of such stockholders for such purpose (the “Company Stockholders Meeting”). As of the date of this Agreement, such resolutions have not been amended or withdrawn. Except for the Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize or adopt this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement (except for the filing of the Certificate of Merger in accordance with the relevant provisions of the DGCL). The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes the Company’s legal, valid and binding obligation, enforceable against it in accordance with its terms except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity.

Section 4.05  No Conflicts; Consents.

(a)       The execution and delivery by the Company of this Agreement does not, and the performance by it of its obligations under this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement will not (i) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, the charter or organizational documents of the Company or any Company Subsidiary (assuming that the Company Stockholder Approval is obtained), (ii) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, require any consent or other action by any Person under, or give rise to a right of termination, cancellation, acceleration or other change of any right or obligation or any loss of a benefit under, any provision of any Material Contract or Real Property Lease to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound or any Permit (subject to the filings and other matters referred to in Section 4.05(b)),(iii) subject to the filings and other matters referred to in Section 4.05(b), conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, any Judgment or Law, in each case applicable to the Company or any Company Subsidiary or their respective properties or assets (assuming that the Company Stockholder Approval is obtained), or (iv) result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries, other than, in the case of clauses (ii), (iii) and (iv) above, any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)       No Consent of or from, or registration, declaration, notice or filing made to or with, or action by, any Governmental Entity is required to be obtained or taken or made by or with respect to the Company or any Company Subsidiary in connection with the execution and delivery of this Agreement or the Company’s performance of its obligations under this Agreement or the consummation of the Merger and the other transactions contemplated by this Agreement, other than (i) (A) the filing with the SEC of the Proxy Statement in preliminary and definitive forms, and (B) the filing with the SEC of such reports under, and such other compliance with, the Exchange Act and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement (including the requirement under the Exchange Act for the stockholders of the Company to approve or disapprove, on an advisory basis, certain compensation that may become payable to the Company’s named executive officers in connection with the completion of the Merger); (ii) (A) compliance with and filings under the HSR Act and (B) such other Consents, registrations, declarations, notices, filings or actions as are required to be made or obtained under the foreign Antitrust Laws as set forth on Section 4.05(b)(ii) of the Company Disclosure Letter in order to complete the Merger and the other transactions contemplated by this Agreement; (iii) the filing of the Certificate of Merger with the Delaware Secretary and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business; (iv) compliance with the NYSE rules and regulations; (v) such filing of notices, updated applications and/or change of ownership application as may be required with the FCA, CSSF and the CBI and the receipt of required licenses, permits, certificates, approvals and/or certifications from such regulatory agencies, when applicable; (vi) approval by FINRA under NASD Rule 1017 with respect to the indirect change of ownership of each Broker-Dealer; (vii) written notification to the NSCC regarding the indirect acquisition of any Broker-Dealer that is a member of the NSCC and (viii) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c)       The Company Stockholder Approval is the only vote of the holders of any class or series of the Company’s capital stock necessary for the adoption of this Agreement.

Section 4.06  SEC Documents; Undisclosed Liabilities.

(a)       The Company has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by the Company with the SEC since January 1, 2016 (such documents, together with any documents filed with the SEC during such period by the Company on a voluntary basis on a Current Report on Form 8-K including any amendments or supplements thereto, but excluding the Proxy Statement, being collectively referred to as the “Company SEC Documents”).

(b)       Each Company SEC Document (i) at the time filed, or, if amended or supplemented, as of the date of the most recent amendment or supplement thereto (or in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act, as of their respective effective dates), complied in all material respects with all applicable requirements of SOX and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and (ii) did not at the time it was filed (or became effective in the case of registration statements) or if amended, modified or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the audited and unaudited consolidated financial statements (including the related notes and schedules thereto) of the Company included (or incorporated by reference) in the Company SEC Documents complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except as may be indicated in the notes thereto, or, in the case of unaudited financial statements, as permitted by Form 10-Q or 8-K, and except that the unaudited financial statements may not contain footnotes and are subject to normal year-end adjustments that are not expected to be material) applied on a consistent basis during the periods involved and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of their respective dates, and the consolidated income, results of their operations, changes in financial position and cash flows and, except in the case of the Company’s quarterly report filings with the SEC on Form 10-Q, stockholders’ equity, for the periods shown (subject, in the case of the unaudited financial statements, as permitted by Form 10-Q to the absence of footnote disclosure and to normal year-end audit adjustments).

(c)        The forecasted projections of the Company included in Section 4.06(c) of the Company Disclosure Letter is the most recent financial information made available, as of the date of this Agreement, to the Chief Executive Officer of the Company with respect to the consolidated income, consolidated cash balance and consolidated debt balance of the Company and its consolidated subsidiaries as of, and for the period ending, December 31, 2017 and, to the Knowledge of the Company, was prepared from the books and records of the Company; provided, however, the Company makes no other representation as to the accuracy or completeness of the forecasted projections of the Company included in Section 4.06(c) of the Company Disclosure Letter.

(d)       Except (i) as reflected or reserved against in the Company’s consolidated balance sheet as of December 31, 2016 (or the notes thereto) included in the Company SEC Documents (the “Company Balance Sheet”), (ii) for contractual liabilities and contractual obligations incurred in connection with this Agreement, (iii) for liabilities and obligations that have been incurred in the ordinary course of business consistent with past practice since December 31, 2016 and (iv) for liabilities and obligations that have been discharged or paid in full in the ordinary course of business consistent with past practice, none of the Company or any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise). There are no (A) unconsolidated Subsidiaries of the Company except as set forth in Section 4.06(d) of the Company Disclosure Letter, or (B) off-balance sheet arrangements to which the Company or any of the Company Subsidiaries is a party of any type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the Securities Act that have not been so described in the Company SEC Documents or any obligations of the Company or any of the Company Subsidiaries to enter into any such arrangements.

(e)       Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act, Sections 302 and 906 of SOX and the NYSE, and the statements contained in any such certifications are true, correct and complete.

(f)       Since January 1, 2016, the Company has established and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP consistently applied, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s properties or assets. To the Knowledge of the Company, since January 1, 2016, neither the Company nor the Company’s independent registered accountant has identified or been aware of, and the Company has disclosed based on its most recent evaluation of internal controls prior to the date hereof to its auditors and audit committee, (i) any “significant deficiencies” or “material weaknesses” (both terms as defined by the Public

Company Accounting Oversight Board Interim Standard AU 325 parts 2 and 3) in the design or operation of internal controls over financial reporting utilized by the Company that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(g)       The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) utilized by the Company are reasonably designed to ensure that material information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Company, as appropriate, to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(h)       None of the Company Subsidiaries are, or have at any time since January 1, 2016 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

Section 4.07  Absence of Certain Changes or Events.

(a)       Since December 31, 2016, there has not occurred any event, change or occurrence that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. From December 31, 2016 to the date of this Agreement, each of the Company and the Company Subsidiaries has conducted and operated its respective business in all material respects in the ordinary course of business consistent with past practice, except for the execution and delivery of this Agreement.

(b)       From December 31, 2016 until the date hereof, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of Section 5.01 (a)-(d), (k), (o) and (p).

Section 4.08  Taxes.

(a)       Each of the Company and each Company Subsidiary has timely filed or has caused to be timely filed all material Tax Returns required to be filed by or with respect to it and/or any of its Subsidiaries (taking into account any valid extension of time within which to file), and all such material Tax Returns are in a form that is in accordance with applicable Tax Law and are true and correct in all material respects.

(b)       Each of the Company and each Company Subsidiary has either fully and timely paid or caused to be fully and timely paid all material Taxes due and owing by the Company and its Subsidiaries (including any Taxes required to be withheld from amounts owing to any employee, creditor or other Person), other than Taxes that are being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(c)       (i) There is not pending or, to the Knowledge of the Company, threatened any audit, examination, claim, or notice of deficiency in respect of any material Taxes or material Tax assets of the Company or any Company Subsidiary, (ii) there are no Liens for material Taxes on any of the assets, rights or properties of the Company or any Company Subsidiary other than Permitted Liens, (iii) none of the Company or any Company Subsidiary has waived any statute of limitations with respect to material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency, (iv) none of the Company or any Company Subsidiary has entered into any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law), (v) none of the Company or any Company Subsidiary has any material liability for the Taxes of another Person (pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law)) or otherwise by reason of (A) being a member of an affiliated, consolidated, combined or unitary group (other than a group of which the Company is or was the common parent) or otherwise as a transferee or successor or (B) being party to any Tax sharing or Tax indemnification agreement or other similar agreement (other than an agreement entered into in the ordinary course of business the principal purpose of which is not the sharing, assumption or indemnification of Tax), (vi) no claim has been made by a Governmental Entity in a jurisdiction where the Company or any Company Subsidiary, as applicable, does not file Tax Returns that it is or may be subject to taxation by that jurisdiction, (vii) none of the Company or its Subsidiaries will be required to include any material item of income in, or to exclude any material item of deductions from, taxable income from any taxable period (or portion thereof) ending after the Closing as a result of any (A) change in method of accounting, (B) closing agreement, (C) intercompany transaction, intercompany account, or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local or non-U.S. Tax Law), (D) installment sale or open transaction disposition made on or prior to the Closing, (E) prepaid amount received on or prior to the Closing or (F) election under Section 108(i) of the Code, and (viii) to the Knowledge of the Company, with respect to all material transactions between the Company and its Subsidiaries, the Company has prepared or caused to have been prepared sufficient documentation to provide a level of comfort to the Company of at least a “more likely than not” standard that the transfer prices for such transactions (x) comply with applicable Law and (y) satisfy the requirements necessary to mitigate potential penalties under Section 6662 of the Code for all fiscal years ended December 31, 2013 and thereafter.

(d)       During the two-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

Section 4.09  Employee Benefits; Labor Matters.

(a)       Section 4.09(a) of the Company Disclosure Letter contains a true, correct and complete list identifying each material Plan. For each such Plan, the Company has provided to Parent a true, correct and complete copy of such plan (or a description, if such plan is not written) and all amendments thereto and, as applicable, (i) all trust agreements, insurance contracts or other funding arrangements and amendments thereto, (ii) the current prospectus or summary plan description and all summaries of material modifications, (iii) the most recent favorable determination or opinion letter from the IRS, (iv) the most recently filed annual return/report (Form 5500) and accompanying schedules and attachments thereto, (v) the most recently prepared actuarial report and financial statements and (vi) if such plan is an International Plan, documents that are substantially comparable (taking into account differences in applicable Law and practices) to the documents required to be provided in clauses (i) through (v).

(b)       The Company has provided to Parent (i) a schedule that sets forth, for each Key Employee, director and independent contractor of the Company or any of its Subsidiaries, his or her name, title, annual base salary, most recent annual bonus received, current annual bonus opportunity, hire date, location, whether full- or part-time, and whether active or on leave, and (B) and (ii) a schedule that sets forth, for all other employees of the Company or any of its Subsidiaries, an anonymized list indicating his or her title, annual base salary, hire date, location, whether full- or part-time, and whether active or on leave (collectively, the “Employee Census”). As of the date of this Agreement, no Key Employee has indicated to the Company or any of its Subsidiaries that he or she intends to resign or retire as a result of the transactions contemplated by this Agreement or otherwise within one (1) year after the Closing Date.

(c)       (i) Each Plan has been maintained, operated, and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code, and (ii) except as would not reasonably be expected to result in a material liability to the Company or any of its Subsidiaries, individually or in the aggregate, no nonexempt “prohibited transaction” (within the meaning of Section 4975 of the Code and Section 406 of ERISA) has occurred or, to the Knowledge of the Company, is reasonably expected to occur with respect to any Plan.

(d)       Each Plan intended to be qualified under Section 401(a) of the Code is so qualified and has been determined by the IRS to be so qualified, and each trust created thereunder has been determined by the IRS to be exempt from Tax under the provisions of Section 501(a) of the Code, and nothing has occurred since the date of any such determination that could reasonably be expected to adversely affect the qualification of such Plan.

(e)       Except as could not be reasonably expected to result in material liability to the Company or any Company Subsidiary, each Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Sections 409A or 457A of the Code has been maintained, in form and operation, in compliance with all applicable requirements of Sections 409A and 457A of the Code. Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any current or former employee, director, officer or independent contractor of the Company or any of its Subsidiaries for any Tax incurred by such individual, including under Sections 409A, 457A or 4999 of the Code.

(f)       Other than routine claims for benefits, there are no suits, claims, proceedings, actions, governmental audits or investigations that are pending or, to the Knowledge of the Company, threatened, against or involving any Plan.

(g)       Neither the Company nor any ERISA Affiliate currently has, or within the six-year period immediately prior to the date of this Agreement, had, an obligation to contribute to a “defined benefit plan” as defined in Section 3(35) of ERISA, a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code or a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code. No liability under Title IV or Section 302 of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full, and, no condition exists that would reasonably be expected to present a material risk to the Company or any of its Subsidiaries of incurring any such liability.

(h)       Except as set forth in Section 4.09(h) of the Company Disclosure Letter, no Plan provides for post-retirement or other post-employment welfare benefits (other than health care continuation coverage (i) as required by Section 4980B of the Code or similar state or local Law or (ii) health care coverage through the end of the calendar month in which a termination of employment occurs).

(i)       Except as set forth in Section 4.09(i) of the Company Disclosure Letter, neither the execution by the Company of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with a subsequent termination of employment or other event) result in the payment of any amount, that would, individually or in combination with any other payment, constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code.

(j)       Except as set forth in Section 4.09(j) of the Company Disclosure Letter or as provided for in this Agreement, neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or together with the occurrence of any additional or subsequent events) (i) entitle any current or former employee, director, or individual independent contractor of the Company or any Company Subsidiary to any payment of compensation or benefits from the Company or any Company Subsidiary; (ii) increase the amount of compensation or benefits due to any such individual; or (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit.

(k)       Each International Plan (i) has been maintained in all material respects in accordance with its terms and applicable Laws, (ii) if intended to qualify for special tax treatment, meets all the requirements for such treatment, and (iii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

(l)       None of the Company or any Company Subsidiary is or has been within the past three (3) years a party to, bound by, or in the process of negotiating, any labor or collective bargaining agreement with any labor union or other labor organization. There are no labor unions or other labor organizations representing, or, to the Knowledge of the Company, purporting to represent or attempting to represent, any employee of the Company or any of its Subsidiaries in their capacities as such, nor has any such action or attempt occurred within the past three (3) years. There is no pending or, to the Knowledge of the Company, threatened in writing labor strike, dispute, walkout, work stoppage, picketing, hand billing, slowdown or lockout against the Company or any of its Subsidiaries, and no such strike, dispute, walkout, work stoppage, picketing, hand billing, slowdown or lockout has occurred within the past three (3) years. The consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is not required for the Company to enter into this Agreement or to consummate any of the transactions contemplated hereby.

(m)       Except as has not and would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, the Company and each of its Subsidiaries is, and has been since January 1, 2013, in compliance with WARN and has no liabilities or other obligations thereunder.

(n)       Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect: (i) there are no unfair labor practice charges, arbitrations, suits, claims, actions, charges, litigations or other proceedings or grievances currently pending relating to any current or former employee or individual independent contractor of the Company or any Company Subsidiary and (ii) each of the Company and each Company Subsidiary is in compliance with all applicable Laws and Company policies relating to employment, including Laws relating to discrimination, hours of work, the payment of wages or overtime wages, payment and withholding of Taxes, health and safety, immigration, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance.

(o)       Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect: (i) each individual who performs services for the Company or any Company Subsidiary has been properly classified as an employee or an independent contractor, (ii) none of the Company or any Company Subsidiary has any liability by reason of an individual who performs or performed services for the Company or any Company Subsidiary in any capacity being improperly excluded from participating in a Plan, and (iii) each employee of the Company or any Company Subsidiary has been properly classified as “exempt” or “nonexempt” under applicable Law.

(p)       The Company and each Company Subsidiary are not delinquent in material payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid.

(q)       To the Knowledge of the Company, no Key Employee is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant, Company policy or other obligation to any third party as related to their employment with the Company. To the Knowledge of the Company, no current or former employee or independent contractor of the Company or its Subsidiaries is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation to the Company or its Subsidiaries.

Section 4.10  Litigation. There is no suit, action or other proceeding pending or, to the Knowledge of the Company, threatened against the Company, any Company Subsidiary or any Public Fund or any of their respective former or current officers, directors or employees or properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect, nor is there any Judgment outstanding against or, to the Knowledge of the Company, investigation or inquiry in each case that is threatened or pending by any Governmental Entity involving the Company, any Company Subsidiary, any Public Fund or any of their respective former or current officers, directors or employees or properties or assets that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 4.11  Compliance with Applicable Laws.

(a)       Except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2015, the business of the Company, the Company Subsidiaries and the Public Funds has been conducted in accordance with all Laws applicable thereto and, to the Knowledge of the Company, none of the Company, any Company Subsidiary or any Public Fund is under any investigation with respect to or has been threatened to be charged with or given notice of any violation of any applicable Law. Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2015, (i) the Company, the Company Subsidiaries and the Public Funds have each at all times maintained and been in compliance with all Permits required by all Laws applicable thereto (and a true, correct and complete list of all such material Permits is set forth in Section 4.11(a)(i) of the Company Disclosure Letter), (ii) all such Permits are in full force and effect and are not limited in duration or subject to conditions and (iii) no suspension or cancellation of any such Permit of the Company, the Company Subsidiaries or the Public Funds is pending or threatened. No event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of the Company, any of the Company Subsidiaries or any Public Fund under, or variation, suspension, revocation or non-renewal or non-variation by request of, any Permit (in each case, with or without notice or lapse of time or both), except as has not had and would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)       Each of the Company and each Company Subsidiary (i) is, and at all times required since January 1, 2015 has been, registered as an investment adviser or community trading advisor with (A) the SEC if such registration is required and (B) with each other Governmental Entity in each jurisdiction in which such registration is required, (ii) is and has been in compliance with the Investment Advisers Act of 1940, as amended, and the Investment Company Act if such compliance is required, and (iii) is, and at all times required since January 1, 2013 has been, a member in good standing of all self-regulatory organizations in which its membership is required in order to conduct its business as now conducted, except, in the case of clauses (i), (ii) and (iii), where the failure to be so registered, in compliance, or in good standing has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Public Funds is, and at all times required since January 1, 2015 has been, (x) registered as an investment company under the Investment

Company Act and (y) in compliance with the Investment Company Act in all material respects. All interests in the Public Funds have been offered and sold in accordance with the Securities Act, the Investment Company Act and all other applicable Law in all material respects.

(c)       Each Broker-Dealer is, and since January 1, 2015 has been, duly registered as a broker-dealer with the SEC, admitted to membership in FINRA, and duly registered, licensed or qualified as a broker-dealer in each jurisdiction where the conduct of such Broker-Dealer’s business requires such registration, licensing or qualification, and admitted to membership in such clearing agencies as the conduct of its business requires, and such registrations, memberships or qualifications have not been suspended, revoked or rescinded and remain in full force and effect. All natural persons associated with each Broker-Dealer are duly registered with FINRA and each jurisdiction where the association of such persons with such Broker-Dealer requires such registration.

(d)       Each Transfer Agent is, and since January 1, 2015 has been, duly registered as a transfer agent with the SEC, and such registrations have not been suspended, revoked or rescinded and remain in full force and effect. The business of each Transfer Agent has been conducted in compliance with all material requirements of the Exchange Act and the rules and regulations of the SEC. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Transfer Agent has filed all required reports, registrations, statements, certifications and other filings, together with any amendments required to be made thereto prior to the date hereof with the SEC and such reports, registrations, statements or other filings (and any amendments thereto) were true, correct and complete in all material respects when made.

(e)       To the Knowledge of the Company, as of the date hereof, DST Financial Services Europe Limited has regulatory capital resources in excess of the regulatory capital requirements set out in the applicable FCA rules and has not been given notice of any intention or demand by the FCA to materially increase the regulatory capital requirements applicable to DST Financial Services Europe Limited or take any other material action or impose other material requirements in respect of such firm’s systems and controls or conduct of business, in each case in the next 12 months.

(f)       Prior to the date hereof, the Company has made available to Parent copies of all material correspondence to the Company or any Company Subsidiary from any Governmental Entity with jurisdiction over the Company or any Company Subsidiary since January 1, 2015 (other than routine audits).

Section 4.12  Environmental Matters.

(a)       Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company and the Company Subsidiaries (and their respective predecessors) are, and since January 1, 2015 have been, in compliance with applicable Laws governing pollution, the protection of human health or safety, the environment or any pollutant, contaminant, chemical or toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material (“Environmental Law”), which compliance includes possession of required Permits under Environmental Laws; (ii) since January 1, 2015, (A) none of the Company or any Company Subsidiary (or any of their respective predecessors) has received any notice, demand, request for information or complaint from a Governmental Entity that alleges that the Company or any Company Subsidiary is in violation of applicable Environmental Law, and (B) no Judgment is outstanding or otherwise in effect, no penalty has been assessed and no action, suit, investigation or proceeding is pending or, to the Knowledge of the Company, threatened, with respect to the Company or any of its Subsidiaries (or any of their respective predecessors) that relates to or arises out of any Environmental Law or Hazardous Substance; (iii) there are no unresolved legal or administrative proceedings pending alleging that the Company or any Company Subsidiary is liable for response actions to address a “release” as such term is defined in the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. §§ 9601 et seq., of any pollutant, contaminant, chemical or toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material (a “Hazardous Substance”); and (iv) no Hazardous Substance has been Released at, on, under, to or from (A) any property or facility currently owned, leased or operated by the Company or any of its Subsidiaries (or any of their respective predecessors), (B) any property previously owned, leased, or operated by the Company or any of its Subsidiaries (or any of their respective predecessors), to the extent such Release occurred during the time of the Company or any of its Subsidiaries’ (or any of their respective predecessors’) ownership, lease or operation or (C) any property or facility to which any Hazardous Substance has been transported for disposal or treatment by or on behalf of the Company or any of its Subsidiaries (or any of their respective predecessors), in the case of clauses (A), (B) and (C), which would reasonably be expected to require investigation, remediation or other response action under Environmental Law by the Company or any of its Subsidiaries.

(b)       Neither the Company nor any of its Subsidiaries own, lease or operate any properties in New Jersey or Connecticut.

Section 4.13  Contracts.

(a)       As of the date of this Agreement, none of the Company or any Company Subsidiary is a party to any Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (a “Filed Company Contract”) that has not been so filed.

(b)       Except for this Agreement, Section 4.13(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list, and the Company has, subject to applicable Law, made available prior to the date hereof (it being acknowledged by Parent and Merger Sub that each Contract filed by the Company with the SEC in unredacted form shall be deemed to have been available to Parent and Merger Sub) to Parent true, correct and complete (in all material respects) copies, of:

(i)       each Contract to which the Company or any of the Company Subsidiaries is a party that restricts in any material respect the ability of the Company or any Company Subsidiaries (or would, after the Closing, restrict in any material respect the ability of Parent or any of its Subsidiaries) to compete in any line of business or geographic area;

(ii)       each Contract relating to Indebtedness of the Company or any of the Company Subsidiaries with a principal amount in excess of $15,000,000 (whether outstanding or that may be incurred by its terms) other than any such agreement solely between or among the Company and the wholly owned Company Subsidiaries or between or among wholly owned Company Subsidiaries;

(iii)       each material partnership, joint venture, strategic alliance, collaboration, or similar Contract to which the Company or any of the Company Subsidiaries is a party;

(iv)       each material Contract between the Company or any of its Subsidiaries, on the one hand, and, on the other hand, any (A) Key Employee or director of either the Company or any of the Company Subsidiaries, (B) record or beneficial owner of more than 5% of the shares of Common Stock outstanding as of the date of this Agreement or (C) to the Knowledge of the Company, any affiliate of any such executive officer, director or owner (other than the Company or any of the Company Subsidiaries), in each case, other than any Contract with the Company’s executive officers or directors consisting of award agreements entered into pursuant to any Plan, in each case, entered into on the Company’s standard forms;

(v)       each Contract relating to the disposition or acquisition by the Company or any of the Company Subsidiaries, with material obligations remaining to be performed or material liabilities continuing after the date of this Agreement, of any business or any material amount of assets;

(vi)       each Contract between the Company or any Company Subsidiary, on the one hand, and, on the other hand, a (x) top ten (10) customer in the Healthcare Services segment (as defined in the Company’s Quarterly Report for the quarter ended September 30, 2017), (y) top ten (10) customer in the Domestic Financial Services segment (as defined in the Company’s Quarterly Report for the quarter ended September 30, 2017) and (z) top ten (10) customer in the International Financial Services segment (as defined in the Company’s Quarterly Report for the quarter ended September 30, 2017), in each case, based on aggregate sales revenue of the Company and its Subsidiaries for the twelve-month period ended December 31, 2017;

(vii)       each Contract between the Company or any Company Subsidiary, on the one hand, and, on the other hand, a top ten (10) vendor based on the aggregate amount expended by the Company and the Company Subsidiaries to purchase services during the year ended December 31, 2017;

(viii)       each Contract containing a grant of license, sublicense or any other right to the Company or any Company Subsidiary of any material Company Licensed IP (other than Contracts (A) in which grants of Intellectual Property Rights are incidental and not material to such Contracts and (B) concerning generally commercially available hardware or software pursuant to shrink-wrap, click-through or other standard licensing terms and non-discriminatory pricing terms);

(ix)       each Contract containing a grant of license, sublicense or any other right by the Company or any Company Subsidiary of any material Company Owned IP to any third party (other than as ancillary to the Company’s receipt of services or in conjunction with a sale of products or services to customers in the ordinary course of business consistent with past practice);

(x)       each Contract involving any settlement, conciliation or similar agreement that is with any Governmental Entity, (A) pursuant to which the Company or any Company Subsidiary is obligated after the date of this Agreement to make any payment to a Governmental Entity, (B) that would otherwise limit the operation of the Company or any Company Subsidiary (or Parent or any of its other Affiliates) in any material respect after the Closing or (C) that imposes any injunctive or other equitable relief;

(xi)       each Contract obligating the Company or any of its Subsidiaries to provide indemnification (other than arising out of ordinary course commercial agreements or pursuant to any Contract covered by Section 4.13(b)(v)) or a guarantee that would reasonably be expected to result in payments of more than $15,000,000;

(xii)       each Contract (A) entered into after September 30, 2017, and/or (B) that has not yet been consummated, and involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of a business or capital stock or other equity interest of another Person or any material assets or properties;

(xiii)       any Contract that contains material exclusivity or “most favored nation” provisions binding the Company or any of its Affiliates in favor of the counterparty, or grants any right of first refusal or right of first offer to the counterparty to any Contract;

(xiv)       any Contract relating to any loan or other extension of credit made by the Company or any of its Subsidiaries, other than (A) Contracts solely among the Company and its wholly owned Subsidiaries and (B) accounts receivable in the ordinary course of business of the Company and its Subsidiaries consistent with past practice (including, in the case of this clause (B), any payment terms for commercial Contracts); and

(xv)       each Collective Bargaining Agreement;

provided that the following Contracts shall not be required to be listed on Section 4.13(b) of the Company Disclosure Letter, shall not be required to be made available to Parent pursuant to this Section 4.13(b), and shall not be deemed a “Material Contract” for any purposes under this Agreement (whether or not a Filed Company Contract): (1) any Plan, (2) any Contract between the Company, on the one hand, and one or more wholly owned Company Subsidiaries, on the other hand, or between one or more wholly owned Company Subsidiaries, (3) any Real Property Lease, which is the subject of Section 4.14 and (4) any Contracts to which Parent or any of Parent’s Subsidiaries is a party (any such

Contract in clauses (1) through (4), an “Excluded Contract”). Each Contract described in this Section 4.13(b) and each Filed Company Contract, in each case, other than any Excluded Contract, is referred to herein as a “Material Contract.”

(c)       Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Material Contract is a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries, as the case may be, and, to the Knowledge of the Company, of the other parties thereto, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity, (ii) each such Material Contract is in full force and effect, (iii) none of the Company or any of the Company Subsidiaries is (with or without notice or lapse of time, or both) in breach or default under any such Material Contract and, to the Knowledge of the Company, no other party to any such Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder, and (iv) neither the Company or any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Material Contract, except, in the case of clauses (i) or (ii), with respect to any Material Contract which expires by its terms (as in effect as of the date of this Agreement) or which is terminated in accordance with the terms thereof and this Agreement by the Company in the ordinary course of business consistent with past practice.

Section 4.14  Properties.

(a)       Except as has not had and would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Company Subsidiary has good and valid title to all real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”), free and clear of all Liens (other than Permitted Liens). Section 4.14(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list of the Owned Real Property.

(b)       Section 4.14(b) of the Company Disclosure Letter sets forth a true, correct and complete list of all material leases, subleases and other agreements to which the Company or any of its Subsidiaries is a party (as landlord or tenant) or under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property (the “Real Property Leases”). The Company has prior to the date hereof delivered to Parent true, correct and complete copies of all Real Property Leases (including all modifications, amendments, supplements, waivers and side letters thereto). Except for matters that have not had and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, (i) each Real Property Lease is valid, binding and in full force and effect, (ii) neither the Company nor any Company Subsidiary nor, to the Knowledge of the Company, any other party to any Real Property Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default or termination event or condition under any Real Property Lease, which has not heretofore been cured, and neither the Company nor any of its Subsidiaries has received written notice from any other party to a Real Property Lease alleging a default by the Company or any of its Subsidiaries under any Real Property Lease, which has not heretofore been cured, and (iii) the Company or a Company Subsidiary has a good and valid leasehold interest in each parcel of real property leased by it free and clear of all Liens, except for (A) those reflected or reserved against in the Company Balance Sheet and (B) Permitted Liens.

(c)       Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good title to, or valid leasehold interests in or valid rights to use, all property and assets reflected on the Company Balance Sheet or that were thereafter acquired, except for properties and assets sold, consumed or otherwise disposed of since such date in the ordinary course of business .

Section 4.15  Intellectual Property.

(a)       Section 4.15(a) of the Company Disclosure Letter sets forth a true and complete list (in all material respects), as of the date hereof, of all registrations and applications for Intellectual Property Rights included in the Company Owned IP (“Company Registered IP”), including the applicable (i) jurisdiction of application/registration, (ii) application or registration number and (iii) date of filing or issuance; provided that, with respect to domain names, only such domain names as are material to the business of the Company and the Company Subsidiaries are set forth on Section 4.15(a) of the Company Disclosure Letter. The Company or one of its Subsidiaries is the sole and exclusive owner of all of the Company Registered IP, except for such exceptions as have not resulted in, or would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

(b)       Except for such exceptions as have not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, none of the Company Registered IP has been adjudged invalid or unenforceable in whole or part, and, to the Knowledge of the Company, all such Company Registered IP is valid and enforceable.

(c)       Except for such exceptions as have not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Company Subsidiary owns or otherwise has the right to use all Intellectual Property Rights necessary for or otherwise material to the conduct of the business of the Company and the Company Subsidiaries as currently conducted, and in each case, free and clear of all Liens (other than Permitted Liens); provided, however, that the foregoing representation and warranty shall not constitute a representation or warranty with respect to any actual or alleged infringement, misappropriation, or other violation of third party Intellectual Property Rights.

(d)       To the Knowledge of the Company, the operation of the business of the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate any Intellectual Property Rights owned by another Person, and there is no suit, action or other proceeding pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries that alleges any such infringement, misappropriation or other violation, except, in each case, as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect. This Section 4.15(d) is the sole representation and warranty herein with respect to any actual or alleged infringement, misappropriation, or other violation of Intellectual Property Rights by the Company or any of its Subsidiaries.

(e)       To the Knowledge of the Company as of the date hereof, no other Person is infringing, misappropriating or otherwise violating any Company Owned IP, and no such claims are pending or threatened in writing against any Person by the Company or any of its Subsidiaries, except, in each case, as has not resulted in and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

(f)       Except for such exceptions as have not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, (i) the IT Assets are functional in all material respects and operate and perform in a manner that permits the Company and the Company Subsidiaries to conduct their respective businesses as currently conducted, (ii) the Company and the Company Subsidiaries have taken commercially reasonable actions, consistent with current industry standards, to protect the confidentiality, integrity and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, (iii) to the Knowledge of the Company, there has been no unauthorized use, access, interruption, modification, corruption or material malfunction of any IT Assets (or any information or transactions stored or contained therein or transmitted thereby), and (iv) to the Knowledge of the Company, the Software included in the IT Assets is free of all viruses, worms, trojan horses and other malicious Software code designed or intended to disrupt, disable, harm or otherwise impair the functioning of such Software or IT Assets.

(g)       Each of the Company and the Company Subsidiaries has at all times since January 1, 2015 complied in all material respects with (i) the Company’s or such Company Subsidiary’s applicable written privacy policies, if any, and (ii) all applicable Laws relating to privacy, data protection, security breach notification and the collection, storage and use of personally identifiable information of its customers collected, stored, used, or held for use by the Company or the relevant Company Subsidiary, except where the failure to be in compliance has not had and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and its Subsidiaries takes or has taken reasonable measures in accordance with normal industry practice to ensure that such personally identifiable information is protected against unauthorized access, use or modification. Since January 1, 2015, no written claims have been asserted or threatened in writing against the Company or any Company Subsidiary alleging a violation of any Person’s privacy or personal information or data rights or privacy Laws or any applicable Company or Company Subsidiary privacy policies.

(h)       To the Knowledge of the Company, no Software products developed and owned by the Company or any Company Subsidiary incorporate any Open Source Software in a manner that requires material source code owned by the Company or any of its Subsidiaries to be disclosed, licensed, publicly distributed, or dedicated to the public, except as has not had and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and each Company Subsidiary is in compliance in all material respects with all terms and conditions applicable to any Open Source Software incorporated into any Software products developed and owned by the Company or any Company Subsidiary, except as has not and would not reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect. Except for such exceptions as have not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries have not provided, released, disclosed or delivered any source code containing or embodying any material Software included in the Company Owned IP to any third party (nor will any third party have the right to receive such source code as a result of the execution or delivery of this Agreement or the consummation of the transactions contemplated hereby), except to employees of the Company or a Company Subsidiary, or under the terms of customary work-for-hire agreements with Software developers, in each case, subject to obligations to keep any source code for such Software confidential.

Section 4.16  Anti-Takeover Provisions.

(a)       Assuming the accuracy of the representation contained in Section 3.07, the Company has taken all actions necessary to exempt the Merger, this Agreement and the transactions contemplated hereby from Section 203 of the DGCL, and no further action is required by the Company Board or any committee thereof or the stockholders of the Company to render inapplicable the provisions of Section 203 of the DGCL to the extent, if any, such Section would otherwise be applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement.

(b)       Assuming the accuracy of the representation contained in Section 3.07, there is no other state anti-takeover statute or regulation, any takeover-related provision in the Company’s organizational documents, or any stockholder rights plan or similar agreement applicable to Parent, this Agreement or the Merger that would prohibit or restrict the ability of the Company to enter into this Agreement or its ability to consummate the Merger.

Section 4.17  Brokers’ Fees and Expenses. No broker, investment banker, financial advisor or other Person, other than Merrill Lynch, Pierce, Fenner and Smith Incorporated (the “Company Financial Advisor”), the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

Section 4.18  Questionable Payments.

(a)       Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2013, none of the Company, any of its Subsidiaries or any of their respective directors, officers or employees, or, to the Knowledge of the Company, any agent or Representative of the Company or any of its Subsidiaries, has, in the course of his actions for, or on behalf of, any of them (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity, (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee, (iii) violated any provision of any of the U.S. Foreign

Corrupt Practices Act of 1977 or any similar applicable Law of any other jurisdiction (collectively, the “Anti-Corruption Laws”) or (iv) directly or indirectly made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2013, neither the Company nor any of its Subsidiaries has received any communication that alleges that the Company or any of its Subsidiaries, or any of their respective Representatives, is, or may be, in violation of, or has, or may have, any liability under, any Anti-Corruption Law. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have instituted and maintain and will continue to maintain policies and procedures designed to promote and achieve compliance with such laws and the matters referred to in this Section 4.18.

(b)       Neither the Companies or the Company Subsidiaries nor to the Knowledge of the Company any of their respective officers, directors, or employees is a target of U.S. economic sanctions or trade controls, including but not limited to the List of Specially Designated Nationals and Blocked Persons administered by the United States Treasury Department’s Office of Foreign Assets Control (the “SDN List”). Without limitation to the foregoing, neither the Companies or the Company Subsidiaries nor to the Knowledge of the Company any of their respective officers, directors, or employees is (i) named on the SDN List, (ii) owned 50 percent or more or controlled by any Person named on the SDN List or (iii) acting for or on behalf of any Person on the SDN List.

(c)       Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2013, the Companies and its Subsidiaries have been and are in material compliance with all applicable export control and sanctions requirements, including sanctions administered by the Office of Foreign Assets Control of the Treasury Department, and any orders and licenses issued thereunder, which requirements include obtaining all proper authorizations or licenses from the Department of Commerce or the Department of State for the export or re-export of any item, product, article, commodity or technical data.

Section 4.19  Opinion of Financial Advisor. The Company has received the oral opinion of the Company Financial Advisor, to be confirmed in writing, and subject to the assumptions, qualification, matters and limitations set forth therein that, as of the date of this Agreement, the Merger Consideration is fair, from a financial point of view, to the holders of Common Stock and such opinion has not been withdrawn or modified. Copies of such opinion will promptly be provided to Parent, solely for informational purposes, following receipt thereof by the Company.

Section 4.20  Insurance Prior to the date hereof, the Company has made available to Parent a true, correct and complete list of all material insurance policies and fidelity bonds for which the Company or any of its Subsidiaries is a policyholder or which covers the business, operations, employees, officers, directors or assets of the Company or any of its Subsidiaries (the “Company Insurance Policies”). Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as the Company reasonably believes, based on past experience, is adequate for the businesses and operations of the Company and its Subsidiaries (taking into account the cost and availability of such insurance). Except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company Insurance Policies (A) are sufficient for compliance by the Company and its Subsidiaries with all Material Contracts and (B) will not terminate or lapse by their terms by reason of the consummation of the transactions contemplated by this Agreement, and (ii) there is no claim by the Company or any of its Subsidiaries pending under any of the Company Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds or in respect of which such underwriters have reserved their rights.

Section 4.21  No Other Representations or Warranties.

(a)       Except for the representations and warranties expressly set forth in this Article IV, neither the Company nor any other Person on behalf of the Company makes, or has made (and the Company, on behalf of itself, each Company Subsidiary, and their respective Affiliates and Representatives, hereby disclaims) any express or implied representation or warranty with respect to the Company or any Company Subsidiary or with respect to the accuracy or completeness of any information provided, or made available, to Parent, Merger Sub or any of their Affiliates or Representatives, including with respect to their business, operations, assets, liabilities, conditions (financial or otherwise), prospects or otherwise in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, and Parent and Merger Sub and their respective Representatives are not relying on any representation, warranty or other information of the Company or any Person except for those expressly set forth in Article IV. Except for the representations and warranties set forth in Section 4.06(b), Section 4.06(c) and Section 4.06(d), neither the Company nor any Company Subsidiary or any other Person makes (and the Company, on behalf of itself, each Company Subsidiary, and their respective Affiliates and Representatives, hereby disclaims) any express or implied representation or warranty (including as to completeness or accuracy) to Parent or Merger Sub with respect to, and neither the Company nor any of Company Subsidiary or any other Person shall be subject to any liability to Parent, Merger Sub or any other Person resulting from, the Company or any Company Subsidiary or their respective Representatives providing, or making available, to Parent, Merger Sub or any of their Affiliates or their respective Representatives, or resulting from the omission of, any financial estimate, financial projection, financial prediction, financial data, financial information, or any memorandum, presentation or any other materials or information relating to the foregoing, including any materials or information made available to Parent and/or its Representatives in connection with presentations by the Company’s management or information made available on any “data sites”.

(b)       Except for the representations and warranties contained in Article III or in any certificate delivered by Parent or Merger Sub to the Company, the Company acknowledges and agrees that (x) none of Parent, Parent’s Subsidiaries (including Merger Sub) or any other Person on behalf of Parent makes, or has made, any express or implied representation or warranty with respect to Parent or Merger Sub or any of their Subsidiaries, including with respect to their business, operations, assets, liabilities, conditions (financial or otherwise), prospects or otherwise in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement and the Company is not relying on any representation, warranty or other information of any Person except for those expressly set forth in Article III and (y) no person has been authorized by Parent, Parent’s Subsidiaries (including Merger Sub) or any other Person on behalf of Parent to make any representation or warranty relating to itself or its business or otherwise in connection with this Agreement and the Merger, and if made, such representation or warranty shall not be relied upon by the Company as having been authorized by such entity.

(c)       Nothing in this Section 4.21 shall be deemed to preclude the Company or any Company Subsidiary from using information provided (or omitted to be provided) to the Company by Parent or Merger Sub for purposes of making any claim of Fraud with respect to any breach of the representations and warranties contained in Article III.

Article V

Covenants Relating to Conduct of Business

Section 5.01    Conduct of Business by the Company. Except (i) as expressly set forth in the Company Disclosure Letter; (ii) as expressly contemplated or required by this Agreement or as expressly required by the terms of any Plan in effect as of the date of this Agreement; (iii) with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed); or (iv) as required by applicable Law, from the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary to, conduct the business of the Company and each Company Subsidiary in all material respects in the ordinary course of business consistent with past practice, and use its reasonable best efforts to (A) preserve intact its present business organization, (B) maintain in effect all of its Permits, and (C) maintain satisfactory relationships with its customers, lenders, suppliers, licensors, licensees, distributors and others having material business relationships with it. In addition, and without limiting the generality of the foregoing, except (1) as expressly set forth in the Company Disclosure Letter; (2) as expressly contemplated or required by this Agreement or as expressly required by the terms of any Plan in effect as of the date of this Agreement; (3) with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed); or (4) as required by applicable Law, from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following:

(a)       (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than (A) dividends and distributions by a direct or indirect wholly owned Company Subsidiary to its parent and (B) dividends or distributions made by any Company Subsidiary that is not wholly owned, directly or indirectly, by the Company or by any joint venture of the Company or any Company Subsidiary, as required by the organizational documents of such Company Subsidiary or such joint venture; (ii) split, combine, subdivide or reclassify any of the Company Securities, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities, other than as permitted by Section 5.01(b); or (iii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any of the Company Securities, except for acquisitions, or deemed acquisitions, of Common Stock or other equity securities of the Company in connection with (A) the withholding of Taxes in connection with the exercise, vesting and settlement of Company Stock Awards and (B) the acquisition by the Company of Company Stock Awards in connection with the forfeiture or expiration of such awards;

(b)       (A) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien (other than Liens imposed by applicable securities Laws), or authorize any of the foregoing with respect to, (i) any Company Securities, in each case other than the issuance of Common Stock upon the exercise, vesting or settlement of Company Stock Awards in each case outstanding at the close of business on the date of this Agreement and in accordance with their terms in effect at such time or permitted to be granted to employees in 2018 in accordance with Section 5.01(l) of the Company Disclosure Letter; or (ii) any Company Voting Debt; or (B) amend any term of any Company Security (in each case, whether by merger, consolidation or otherwise);

(c)        amend its charter, bylaws or organizational documents (whether by merger, consolidation or otherwise);

(d)       make or adopt any change in its accounting methods, principles or practices, except insofar as may be required by a change in GAAP or Law (or interpretations thereof);

(e)       directly or indirectly acquire or agree to acquire, whether by merger, consolidation, acquisition of stock or assets or otherwise, in any transaction any equity interest in or business of any Person or division thereof or any properties or assets, except (i) acquisitions pursuant to Contracts in existence on the date of this Agreement in accordance with their terms thereof; or (ii) acquisitions in an amount (including assumed Indebtedness) not to exceed $200,000 individually and $700,000 in the aggregate;

(f)       (i) enter into, terminate or materially amend or modify any Material Contract or Real Property Lease or Contract that, if in effect on the date hereof, would have been a Material Contract or Real Property Lease or (ii) waive in any material respect any term of, or waive any material default under, or release, settle or compromise any material claim by or against the Company or any of its Subsidiaries or material liability or obligation owing to the Company or any of its Subsidiaries under, any Material Contract or Real Property Lease;

(g)       incur any capital expenditure or any obligations or liabilities in respect thereof in excess of $2,000,000 in the aggregate, except for those contemplated by the capital expenditure budget set forth in Section 5.01(g) of the Company Disclosure Letter;

(h)       except in relation to Liens to secure Indebtedness for borrowed money permitted to be incurred under Section 5.01(i), sell, lease, license, mortgage, sell and leaseback or otherwise subject to any Lien (other than Permitted Liens), or otherwise dispose of any properties or assets or any interests therein other than (i) pursuant to Contracts in existence on the date of this Agreement in accordance with their terms thereof; (ii) in an amount not to exceed

$1,000,000 in the aggregate; (iii) with respect to transactions between the Company, on the one hand, and any wholly owned Company Subsidiary, on the other hand, or between wholly owned Company Subsidiaries; or (iv) with respect to Intellectual Property Rights, as permitted under Section 5.01(m);

(i)       create, incur, assume, suffer to exist or otherwise be liable with respect to any additional Indebtedness for borrowed money or guarantees thereof, except for (i) Indebtedness incurred in the ordinary course of business consistent with past practice under the Company Credit Agreement, the Company’s existing letter of credit facilities or other lines of credit existing as of the date of this Agreement to be used for ordinary course business and corporate activities; and (ii) the 4.02% Series 2017A Tranche C Senior Notes due August 6, 2025 issuable under the Master Note Purchase Agreement;

(j)       settle or compromise, or offer or propose to settle or compromise, any (A) material litigation, investigation, arbitration, proceeding or other claim or dispute, or release, dismiss or otherwise dispose of any claim, liability, obligation or arbitration, other than (i) settlements, compromises, releases, dismissals or dispositions that involve the payment of monetary damages (net of insurance proceeds actually received) in an amount not in excess of the amount set forth on Section 5.01(j) of the Company Disclosure Letter by the Company or any Company Subsidiary and do not impose injunctive or other equitable relief on the Company or any of its Subsidiaries or any material restrictions on the business or operations of the Company and the Company Subsidiaries, or (ii) claims and litigation with respect to which an insurer (but neither the Company nor any Company Subsidiary) has the right to control the decision to settle, or (B) any litigation, arbitration, proceeding or dispute that relates to the transactions contemplated hereby, in each case, without limiting Section 6.06;

(k)       make, change or revoke any Tax election, change any annual tax accounting period, adopt or change any method of tax accounting, file any amended income Tax Return or other material Tax Return or claim for a Tax refund with respect to any income Taxes or other material Taxes, settle or compromise any material Tax liability or material Tax refund, enter into any material closing agreement with respect to any Tax or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, in each case other than in the ordinary course of business with respect to client service activities;

(l)       other than as required by the terms of any Plan as in effect on the date of this Agreement, (i) increase the compensation or benefits payable or to become payable to any current or former employees, directors, officers or individual independent contractors of the Company or any of its Subsidiaries (except, with respect to any employee who is not a director or Key Employee, an increase in base compensation in the ordinary course of business consistent with past practice in connection with annual compensation reviews or ordinary course promotions, which increases in the aggregate shall not exceed $18 million); (ii) accelerate the time of payment or vesting of any compensation, award or benefits or the funding of any payment, award or benefit payable or to become payable to any current or former director, officer, employee or individual independent contractor of the Company or any Company Subsidiary; (iii) materially amend any Plan or adopt or enter into any plan, agreement or arrangement that would be a Plan if in effect on the date of this Agreement; (iv) grant or increase any severance, retention or termination pay to, or enter into or amend any retention, termination, employment, consulting, bonus, change in control or severance agreement with, any current or former employee, director, officer, or individual independent contractor of the Company or any Company Subsidiary; (v) grant any equity, equity-based or other incentive award to, or discretionarily accelerate the vesting or payment of any such award held by, any current or former employee, director, officer or individual independent contractor of the Company or any Company Subsidiary; (vi) establish, adopt, enter into or amend any Collective Bargaining Agreement; (vii) hire any (A) Key Employees or (B) any employee who is not a Key Employee other than in the ordinary course of business consistent with past practice; or (viii) terminate the employment of any Key Employees other than for cause;

(m)       sell, license, sublicense, or otherwise transfer or dispose of, abandon or permit to lapse, or create or incur any Lien (other than Permitted Liens) on any Company Owned IP or material Company Licensed IP, except (i) as ancillary to the Company’s receipt of services or in conjunction with a sale of products or services to customers in the ordinary course of business consistent with past practice, or (ii) otherwise in the ordinary course of business consistent with past practice (it being understood that any internal transfer or restructuring involving Company Owned IP will require Parent’s prior written consent);

(n)       other than in connection with actions permitted by Section 5.01(e) or Section 5.01(g), make any loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of business consistent with past practice or as required by a Governmental Entity;

(o)       fail to maintain existing material insurance policies or comparable replacement policies with respect to the material assets, operations and activities of the Company and its Subsidiaries as is currently in effect;

(p)       adopt a plan of, or otherwise effect a, complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization; or

(q)       agree to take any of the foregoing actions.

Section 5.02  Conduct of Business by Parent. From the date of this Agreement to the Effective Time, each of Parent and Merger Sub shall not, and shall cause each of their respective Affiliates not to, take any actions or omit to take any actions that would reasonably be likely to materially impair, interfere with, hinder or delay the ability of Parent, the Company or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement in accordance with the terms of this Agreement.

Section 5.03  No Control. Nothing contained herein shall give Parent, Merger Sub or any of their respective Affiliates, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained herein shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the

Company, Parent and Merger Sub shall exercise, subject to the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.04  No Solicitation by the Company; Company Board Recommendation.

(a)       Except as permitted by Section 5.04(c) or Section 5.04(d), the Company shall, and shall cause each of the Company Subsidiaries, and its and their officers, directors, managers or employees, and shall instruct, and use reasonable best efforts to cause, the accountants, consultants, legal counsel, financial advisors and other agents and advisors (collectively, “Representatives”) of the Company or the Company Subsidiaries, to: (i) immediately cease any existing solicitations, discussions or negotiations with any Persons that may be ongoing with respect to any Alternative Proposal or any proposal that would be reasonably expected to result in an Alternative Proposal; and (ii) subject to the other provisions of this Section 5.04, not, and not to publicly announce any intention to, directly or indirectly, (A) solicit, initiate or knowingly facilitate or knowingly encourage any inquiry, discussion, offer or request that constitutes, or would reasonably be expected to lead to, an Alternative Proposal (it being understood and agreed that ministerial acts that are not otherwise prohibited by this Section 5.04 (such as answering unsolicited phone calls, but not proceeding to engage in a substantive conversation) shall not be deemed to “facilitate” for purposes of, or otherwise constitute a violation of, this Section 5.04), (B) furnish non-public information regarding the Company or any of the Company Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to any Person in connection with an Alternative Proposal, (C) enter into or participate in any discussions or negotiations with any Person with respect to an Alternative Proposal, (D) approve, agree to, accept, endorse or recommend any Alternative Proposal, (E) effect any Adverse Recommendation Change, (F) enter into any agreement, letter of intent, term sheet or other similar instrument providing for any Alternative Proposal (except for Acceptable Confidentiality Agreements), (G) fail to enforce or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries, or (H) approve any transaction under, or any Person becoming an “interested stockholder” under, Section 203 of the DGCL.

(b)       Notwithstanding anything to the contrary in Section 5.04(a), but subject to compliance with Section 5.04(c) and Section 5.04(d), if the Company or any of its Subsidiaries or any of its or their respective Representatives receives a bona fide Alternative Proposal by any Person or Group that was not solicited in violation of Section 5.04(a) at any time prior to the Company Stockholders Meeting, the Company and its Representatives may, prior to the Company Stockholders Meeting, take the actions set forth in subsections (i) and/or (ii) of this Section 5.04(b) if the Company Board (or any committee thereof) has determined, in its good faith judgment (after consultation with the Company’s financial advisors and outside legal counsel), that such Alternative Proposal constitutes or would reasonably be expected to lead to a Superior Proposal (provided that the Company and its Representatives may contact such Person or Group prior to such conclusion to clarify the terms and conditions thereof to determine whether such Alternative Proposal constitutes or would reasonably be expected to lead to a Superior Proposal) and that the failure to take such action would reasonably be expected to be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law: (i) furnish non-public information to and afford access to the business, employees, officers, contracts, properties, assets, books and records of the Company and the Company Subsidiaries to any Person in response to such Alternative Proposal, pursuant to the prior execution of (and the Company and/or Company Subsidiaries may enter into) an Acceptable Confidentiality Agreement (a copy of which shall be provided to Parent); and (ii) enter into and maintain discussions or negotiations with any Person with respect to such Alternative Proposal.

(c)       Notwithstanding anything to the contrary in this Agreement, the Company may not take any of the actions set forth in Section 5.04(b), unless (x) the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action, and, after taking such action, the Company shall continue to advise Parent on a reasonably current basis of the status and material terms of any discussions and negotiations, and (y) promptly (but in no event more than 24 hours) following receipt by the Company or any of its Subsidiaries or any of their respective Representatives of any Alternative Proposal or any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any third party that the Company has reason to believe may be considering making, or has made, an Alternative Proposal, the Company shall advise Parent in writing of the receipt of such Alternative Proposal or request, and subject to the existing terms of confidentiality obligations of the Company as in place as of the date of this Agreement, the terms and conditions of any such Alternative Proposal (including, in each case, the identity of the Person or Group making any such Alternative Proposal), and the Company shall as reasonably promptly as practicable provide to Parent (i) a copy of any such Alternative Proposal, if in writing; or (ii) a summary of the material terms of any such Alternative Proposal if oral. The Company agrees that it shall substantially concurrently provide to Parent any non-public information concerning the Company or any of its Subsidiaries that may be provided (pursuant to Section 5.04(b)) to any other Person or Group in connection with any such Alternative Proposal that has not previously been provided to Parent. In addition, the Company shall keep Parent reasonably informed on a prompt basis of any material developments regarding any such Alternative Proposal or request or any material change to the terms or status of any such Alternative Proposal or request (in each case in a manner that is not unduly disruptive of the Company’s ability to conduct good faith discussions in accordance with this Section 5.04 with the party making such Alternative Proposal and its Representatives).

(d)       Notwithstanding anything herein to the contrary, subject to compliance with Section 5.04(c), at any time prior to the Company Stockholders Meeting, the Company Board may (x) fail to make, withdraw, qualify or modify, or propose publicly to fail to make, withdraw, qualify or modify, in a manner adverse to Parent, the Company Recommendation or take any action, or make any public statement, filing or release inconsistent with the Company Recommendation (any of the foregoing being an “Adverse Recommendation Change”) (including, for the avoidance of doubt, recommending against the Merger or approving, endorsing or recommending any Alternative Proposal) (A) following receipt of a Superior Proposal or (B) in response to any fact, circumstance, occurrence, event, development, change or condition, or combination thereof, that was not known or reasonably foreseeable to the Company as of or prior to the date hereof (an “Intervening Event”) and (y) if the Company has received a Superior Proposal (after taking into account the terms of any revised offer by Parent pursuant to this Section 5.04(d)), terminate this Agreement pursuant to Section 8.01(d) to enter into a definitive written agreement providing for such Superior Proposal simultaneously with the termination of this Agreement, if, in the case of clauses (x) and (y), the Company Board has determined in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law; provided that the Company Board may not make an Adverse Recommendation Change, or terminate this Agreement pursuant to Section 8.01(d), unless:

(i)       the Company has provided prior written notice to Parent at least three Business Days in advance (the “Notice Period”) of taking such action, which notice shall advise Parent of the circumstances giving rise to the Adverse Recommendation Change, and (A) in the case of a Superior Proposal, that the Company Board has received a Superior Proposal and shall include a copy of the most current version of the agreement under which such Superior Proposal is proposed to be consummated and the identity of the Person making the Superior Proposal, or where no such copy is available, a description of the material items and conditions of such Superior Proposal, and (B) in the case of an Adverse Recommendation Change to be made pursuant to an Intervening Event, a reasonably detailed description of the reasons for making such Adverse Recommendation Change;

(ii)       during the Notice Period, the Company has negotiated with Parent in good faith (to the extent Parent desires to so negotiate) to make such adjustments in the terms and conditions of this Agreement so that, in the case of a Superior Proposal, such Superior Proposal ceases to constitute (in the judgment of the Company Board) a Superior Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notification from the Company attaching a binding agreement reflecting such amendment and a new period of the longer of (x) 48 hours or (y) one (1) Business Day under this Section 5.04(d)), or in the case of an Intervening Event, the failure to make such Adverse Recommendation Change (in the judgment of the Company Board after consultation with the Company’s financial advisors and outside legal counsel) would no longer be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law; and

(iii)       the Company Board has determined in good faith, after considering the results of such negotiations and giving effect to any proposals, amendments or modifications made or agreed to by Parent, if any, and after consultation with the Company’s financial advisors and outside legal counsel, that, in the case of a Superior Proposal, such Superior Proposal remains a Superior Proposal or that, in the case of an Intervening Event, the failure to make an Adverse Recommendation Change would reasonably be expected to be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law;

provided, that, for the avoidance of doubt, notwithstanding any Adverse Recommendation Change, until the termination of this Agreement in accordance with its terms (x) in no event may the Company (A) enter into any agreement, letter of intent, term sheet or other similar instrument relating to an Alternative Proposal (other than with respect to any advancement of the Company Termination Fee), (B) other than as required by applicable Law, make, facilitate or provide information in connection with any SEC or other regulatory filings in connection with the transactions contemplated by any Alternative Proposal or (B) seek any third party Consents in connection with the transactions contemplated by any Alternative Proposal, and (y) the Company shall otherwise remain subject to all of its obligations under this Agreement.

(e)       Nothing contained herein shall prevent the Company or the Company Board from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Alternative Proposal or from making any legally required (based upon advice of outside counsel) disclosure to stockholders with regard to the transactions contemplated by this Agreement or an Alternative Proposal; provided, that no such action taken or statement made that would amount to an Adverse Recommendation Change shall be permitted, made or taken other than in compliance with this Section 5.04. For the avoidance of doubt, a factually accurate public statement that describes the Company’s receipt of an Alternative Proposal and the operation of this Agreement with respect thereto shall not be deemed an Adverse Recommendation Change.

(f)       For purposes of this Agreement:

(i)       “Alternative Proposal” means any proposal or offer (whether or not in writing), with respect to any (A) merger, consolidation, share exchange, other business combination or similar transaction involving the Company that would result in any Person or Group beneficially owning twenty percent (20%) or more of the outstanding equity interests of the Company or any successor or parent company thereto or any Company Subsidiary whose assets constitute 20% or more of the consolidated revenues, net income or assets of the Company and its Subsidiaries, taken as a whole; (B) sale, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Company Subsidiary or otherwise) of any business or assets of the Company or the Company Subsidiaries representing 20% or more of the consolidated revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole; (C) issuance, sale or other disposition, directly or indirectly, to any Person (or the stockholders of any Person) or Group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company or any Company Subsidiary whose assets constitute 20% or more of the consolidated revenues, net income or assets of the Company and its Subsidiaries, taken as a whole; (D) transaction in which any Person (or the stockholders of any Person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 20% or more of the Common Stock or securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company or any Company Subsidiary whose assets constitute 20% or more of the consolidated revenues, net income or assets of the Company and its Subsidiaries, taken as a whole; or (E) any combination of the foregoing (in each case, other than the Merger or the other transactions contemplated by this Agreement).

(ii)       “Superior Proposal” means any bona fide, unsolicited, written proposal or offer made by a third party or Group pursuant to which such third party (or, in a parent-to-parent merger involving such third party, the stockholders of such third party) or Group would acquire, directly or indirectly, more than 50% of the Common Stock or consolidated assets of the Company and the Company Subsidiaries, taken as a whole; on terms which the Company Board determines in good faith, after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel, to be more favorable to the holders of Common Stock than the Merger, taking into account all the terms and conditions of such proposal (including any break-up fees, expense reimbursement provisions and conditions and timing to consummation) and this Agreement (including any changes proposed by Parent to the terms of this Agreement) and all financial, regulatory, legal and other aspects of such proposal, and for which financing, if a cash transaction (whether in whole or in part), is then fully committed or reasonably determined to be available by the Company Board.

(iii)       “Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms no less favorable (other than in any immaterial respect) to the Company than the terms set forth in the Confidentiality Agreement (it being understood and hereby agreed that such confidentiality agreement need not contain a “standstill” or similar provision that prohibits the counterparty thereto or any of its Affiliates or Representatives from making any Alternative Proposal, acquiring the Company or taking any other similar action); provided, however, that such confidentiality agreement shall not prohibit compliance by the Company with any of the provisions of this Section 5.04.

Article VI

Additional Agreements

Section 6.01   Preparation of the Proxy Statement; Company Stockholders Meeting.

(a)       As reasonably promptly as practicable following the date of this Agreement (and in no event later than fifteen (15) Business Days following the date of this Agreement), the Company shall prepare and cause to be filed with the SEC a proxy statement to be sent to the Company’s stockholders relating to the Company Stockholders Meeting (together with any amendments or supplements thereto, the “Proxy Statement”). Parent shall cooperate with the Company in the preparation of the Proxy Statement upon the reasonable request of the Company and furnish all information concerning Parent and its Affiliates to the Company as reasonably requested by the Company to be included in the Proxy Statement. The Company shall promptly notify Parent upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement and shall provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC, on the other hand. The Company shall use its reasonable best efforts to respond as reasonably promptly as practicable to any comments from the SEC with respect to the Proxy Statement, and

Parent will cooperate to provide any information reasonably requested by the Company in connection therewith. Notwithstanding the foregoing, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent an opportunity to review and comment on the Proxy Statement or response (including the proposed final version of the Proxy Statement or response) and (ii) shall consider in good faith all comments reasonably proposed by Parent.

(b)       If prior to the Effective Time any change occurs with respect to information supplied by Parent or its Affiliates for inclusion in the Proxy Statement which is required to be described in an amendment of, or a supplement to, the Proxy Statement, Parent shall reasonably promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement, and as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders.

(c)       If prior to the Effective Time any event occurs with respect to the Company or any Company Subsidiary, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement, the Company shall reasonably promptly notify Parent of such event, and the Company shall as reasonably promptly as practicable file any necessary amendment or supplement to the Proxy Statement with the SEC and, as required by Law, disseminate the information contained in such amendment or supplement to the Company’s stockholders.

(d)       The Company shall, as reasonably promptly as practicable (but in no event later than thirty-five (35) days) after the resolution of any comments of the SEC with respect to the preliminary Proxy Statement (or confirmation of no comment to, or further review of, the preliminary Proxy Statement by the SEC or, absent such confirmation or further review by the SEC, the fifteenth (15th) day after the preliminary Proxy Statement has been filed with the SEC) (the “Clearance Date”), duly call, give notice of, convene and hold the Company Stockholders Meeting for the purpose of (i) seeking the Company Stockholder Approval; and (ii) in accordance with Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, seeking advisory approval of a proposal to the Company’s stockholders for a non-binding, advisory vote to approve certain compensation that may become payable to the Company’s named executive officers in connection with the completion of the Merger. In connection with the foregoing, the Company shall (x) cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as reasonably practicable after the Clearance Date; and (y) subject to Section 5.04(d), use its reasonable best efforts to obtain the Company Stockholder Approval. The Company shall, through the Company Board, recommend to its stockholders that they give the Company Stockholder Approval (the “Company Recommendation”) and shall include such recommendation in the Proxy Statement, in each case, except to the extent that the Company Board shall have made an Adverse Recommendation Change as permitted by Section 5.04(d). The Company agrees that, unless this Agreement is terminated in accordance with its terms prior thereto, its obligations to hold the Company Stockholders Meeting pursuant to this Section 6.01 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Alternative Proposal or by the making of any Adverse

Recommendation Change by the Company Board, provided, however, that if the public announcement of an Adverse Recommendation Change or the delivery of notice by the Company to Parent pursuant to Section 5.04(d)(i) occurs less than 10 Business Days prior to the Company Stockholders Meeting, the Company shall be entitled to adjourn or postpone the Company Stockholders Meeting to a date not more than 10 Business Days after the later of such event. Notwithstanding the foregoing, if on a date preceding the date on which the Company Stockholders Meeting is scheduled, the Company reasonably believes that (i) it will not receive proxies representing the holders of a majority of the outstanding Common Stock entitled to vote on such matters, voting together as a single class, at a meeting duly called and held for such purpose, whether or not a quorum is present, or (ii) it will not have enough shares of Common Stock represented to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting, the Company may postpone or adjourn, or make one or more successive postponements or adjournments of, the Company Stockholders Meeting for the purpose of obtaining sufficient proxies or constituting a quorum. In addition, the Company may postpone or adjourn the Company Stockholders Meeting to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that the Company has determined, after consultation with outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of the Company prior to the Company Stockholders Meeting.

(e)       Each of Parent and Merger Sub shall cause the information supplied in writing by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. No representation is made by Parent or Merger Sub with respect to statements or omissions made or incorporated by reference in the Proxy Statement based on information supplied by the Company for inclusion or incorporation by reference therein.

(f)       The Company shall cause the Proxy Statement to (i), at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. No representation is made by the Company with respect to statements or omissions made or incorporated by reference in the Proxy Statement based on information supplied by Parent or Merger Sub in writing for inclusion or incorporation by reference therein.

Section 6.02  Access to Information; Confidentiality. Subject to applicable Law, the Company shall, and shall cause each of its Subsidiaries to, afford to Parent and to the Representatives of Parent reasonable access, upon reasonable advance notice, during the period prior to the Effective Time, to all their respective properties, books, contracts, commitments, personnel and records and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to Parent (a) to the extent not publicly available, a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws or commission actions and (b) all other information concerning its business, properties and personnel as Parent may reasonably request (in each case, in a manner so as to not unduly interfere in any material respect with the normal business operations of the Company or any Company Subsidiary; provided, that the Company will, in good faith, consider Parent’s requests for access to information described in clauses (a) and (b) of this Section 6.02); provided, however, that the Company shall not be required to permit such access or make such disclosure, to the extent it determines, after consultation with outside counsel, that such disclosure or access would reasonably be likely to (i) violate the terms of any confidentiality agreement or other Contract with a third party (provided that the Company shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure); (ii) result in the loss of any attorney-client privilege (provided that the Company shall use its reasonable best efforts to allow for such access or disclosure (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege); or (iii) violate any Law (provided that the Company shall use its reasonable best efforts to provide such access or make such disclosure in a manner that does not violate Law). Notwithstanding anything contained herein to the contrary, the Company shall not be required to provide any access or make any disclosure to Parent pursuant to this Section 6.02 to the extent such access or information is reasonably pertinent to a litigation where the Company or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, are adverse parties. All information exchanged pursuant to this Section 6.02 shall be subject to the confidentiality agreement, dated as of November 9, 2017, between Parent and the Company (the “Confidentiality Agreement”), and if this Agreement is terminated prior to the Effective Time, the Confidentiality Agreement shall remain in full force and effect in accordance with its terms prior to giving effect to the execution of this Agreement. No information or knowledge obtained in any investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty made by the Company hereunder.

Section 6.03  Efforts to Consummate.

(a)       Subject to the terms and conditions of this Agreement, each of the Company, Parent and Merger Sub, shall, and shall cause its Subsidiaries to, use its reasonable best efforts to cooperate with each other party hereto to take, or cause to be taken, any and all actions, and to do, or cause to be done, all things reasonably necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement on the terms and subject to the conditions hereof, including taking, or causing to be taken, all actions, and doing, or causing to be done, all things necessary, proper or advisable under applicable Laws to satisfy the conditions set forth in Article VII and consummate and make effective the Merger and the transactions contemplated by this Agreement as promptly as practicable, including to obtain, or cause to be obtained, any requisite approvals, consents, authorizations, orders, exemptions or waivers by any third Person, including preparing and filing with a Governmental Entity as reasonably promptly as practicable all necessary applications, notices, petitions, filings, ruling requests, and other documents and to obtain as reasonably promptly as practicable all Consents necessary or advisable to be obtained from any Governmental Entity in order to consummate the transactions contemplated by this Agreement (collectively, the “Governmental Approvals”), provided, however, that with respect to obtaining FCA Approval, such actions shall include making any capital contribution or taking any other actions, in each case so long as taking those actions would not (i) have a material adverse effect on the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole or (ii) involve a shutdown or divestiture of a material portion of Parent’s United Kingdom business. Notwithstanding anything herein to the contrary, if any civil, criminal or administrative action, suit, litigation, arbitration, proceeding or investigation is instituted (or threatened to be instituted) challenging the consummation of the Merger or any other transaction contemplated by this Agreement as violative of any Regulatory Law, it is expressly understood and agreed that Parent will defend through litigation on the merits any claim asserted in any court with respect to the transactions contemplated by this Agreement by the FTC, the DOJ, the FCA or any other applicable Governmental Entity under any Regulatory Law.

(b)       Without limiting the foregoing, to the extent applicable and as required, each of the Company, Parent and Merger Sub shall, and shall cause its Subsidiaries to, (i) file within fifteen (15) Business Days (unless otherwise mutually agreed by Parent and the Company) an appropriate and complete filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby, (ii) make any required initial notifications to the FCA pursuant to section 178(1) of the FSMA, to the CBI pursuant to section 39 of the Investment Intermediaries Act 1995 and the requirements of the CBI and to the CSSF pursuant to Article 18 of the 1993 Law, as soon as practicable and in any event within 20 Business Days (unless otherwise mutually agreed by Parent and the Company) after the date hereof, (iii) as reasonably promptly as practicable, make all other required filings to Governmental Entities required by this Agreement (clauses (i) through (iii) of this Section 6.03(b), collectively the “Merger Notification Filing”), (iv) (A) to furnish as reasonably promptly as practicable any additional information or documentation that may be requested pursuant to the HSR Act (including responding to any “second request” for additional information or documentary material under the HSR Act as promptly as reasonably practicable), the FSMA, or any other Regulatory Law, (B) subject to Section 6.03(a), to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other Regulatory Law as soon as possible and in any event no later than the End Date, and (C) subject to Section 6.03(a), take or cause to be taken all other actions necessary, proper or advisable to satisfy the FCA Approval, the CBI Approval and the CSSF Approval as soon as practicable. Subject to applicable Law, the parties hereto shall promptly supply one another with any information that may be required in order to make such filings or obtain such consents and approvals. Information shared among the Company, Parent and Merger Sub pursuant to this Section 6.03 shall be subject to such confidentiality restrictions as may be reasonably requested, including limiting information to outside counsel only or redacting commercially or competitively sensitive information.

(c)       The Company, Parent and Merger Sub shall, and shall cause their respective Affiliates to: (i) promptly notify the others of, and if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any communication to such Person from a Governmental Entity (including any non-action, action, clearance, consent, approval or waiver, the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under any Regulatory

Law), (ii) consult with each other in advance of any meeting or conference with the Federal Trade Commission (the “FTC”), the United States Department of Justice (the “DOJ”), the FCA or any other Governmental Entity or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by the FTC, the DOJ, the FCA or such other Governmental Entity or other person, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences and permit the others to review and discuss in advance (and to consider in good faith any comments made by the others in relation to) any proposed written communication to a Governmental Entity (except with respect to Taxes), (iii) keep the others reasonably informed of any developments, requests for meetings or discussions with any Governmental Entity in respect of any filings, investigation or inquiry concerning the Merger (including the nature and status of any objections raised or proposed or threatened to be raised under any Regulatory Law with respect to this Agreement, the Merger or the other transactions contemplated hereby) and (iv) permit the other party and/or its counsel to review in advance, with reasonable time and opportunity to comment, give reasonable consideration to the other party’s comments thereon, and consult with each other in advance of any proposed submission, filing or communication (and documents submitted therewith) intended to be given by it to the FTC, the DOJ, the FCA or any other Governmental Entity; provided, in each case, that with respect to any such appearances, presentations, memoranda, briefs, arguments, opinions or proposals or such filings, presentations or submissions, each of Parent and the Company need not supply the other (or its counsel) with copies (or in case of oral presentations, a summary) to the extent that any applicable Law requires such party or its subsidiaries to restrict or prohibit access to any such information, in which case, the information may be redacted (i) as necessary to comply with applicable Law and (ii) to remove references concerning the valuation of the businesses of Parent, the Company or their respective Subsidiaries. Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material to be provided to the other under this Section 6.03(c) as “Outside Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel. Whenever any event occurs that is required to be set forth in an amendment or supplement to any Merger Notification Filing made pursuant to Section 6.03(b), each party hereto will promptly inform the other parties of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement.

(d)       Each party hereto shall keep the other parties hereto reasonably informed, but only to the extent that doing so would not, in the reasonable judgment of such party, jeopardize any privilege of the party with respect thereto regarding any such litigation, action or proceeding, it being agreed that each party will also cooperate with the other parties to permit such inspection of or to disclose such information on a basis that does not compromise or waive such privilege with respect thereto. Parent shall have the right to direct all matters with any Governmental Entity consistent with its obligations hereunder. It is agreed that Parent shall make all strategic decisions and lead all discussions, negotiations and other proceedings, and coordinate all activities with respect to any requests that may be made by, or any actions, consents, undertakings, approvals, or waivers that may be sought by or from, any Governmental Entity, including determining the strategy for contesting, litigating or otherwise responding to objections to, or proceedings challenging, the consummation of the Merger and the other transactions contemplated by this Agreement, in each case subject to good faith consultations with the Company reasonably in advance and in consideration of the Company’s views. Neither Parent nor Merger Sub shall, nor shall they permit their respective Subsidiaries to, acquire or agree to acquire any rights, assets, business, Person or division thereof (through acquisition, license, joint venture, collaboration or otherwise), with the actual intent of increasing the risk of not obtaining, or the actual intent of increasing the risk of materially impeding or delaying the obtaining of, any Governmental Approvals with respect to the Merger or the other transactions contemplated by this Agreement.

(e)       In furtherance and not in limitation of Section 6.03(a) or Section 6.03(b), pursuant to NASD Rule 1017, the Company shall cause (i) each Broker-Dealer to file with FINRA, as soon as practicable after the date hereof, a substantially complete application seeking FINRA’s approval of the indirect change of ownership of such Broker-Dealer to be effected as a result of the transactions contemplated hereby, use its reasonable best efforts to obtain such approval, provide Parent and its counsel with an opportunity to review any related filings prior to their submission and keep Parent and its counsel reasonably informed of any developments in respect of such filings, and (ii) each Broker-Dealer that is a member of the NSCC to file with the NSCC, at least ninety (90) days prior to Closing, a written notification regarding the indirect change of ownership of such Broker-Dealer to be effected as a result of the transactions contemplated hereby. Parent shall provide reasonably promptly any information reasonably necessary for completion of such applications.

(f)       To the extent permitted by applicable Law, the Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, of (i) the occurrence, or failure to occur, of any event which occurrence or failure to occur has resulted in or would reasonably be expected to result in the failure to satisfy or be able to satisfy any of the conditions specified in Article VII, and such written notice shall specify the condition which has failed or will fail to be satisfied; (ii) any written notice from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement to the extent such consent is material to the Company and the Company Subsidiaries, taken as a whole; and (iii) any material written notice from any Governmental Entity in connection with the transactions contemplated by this Agreement; provided that the delivery of any notice pursuant to this Section 6.03(f) shall not limit or otherwise affect the remedies available under this Agreement to Parent or the Company.

Section 6.04  Treatment of Company Awards.

(a)       At the Closing, each vested Company Option that is outstanding and unexercised as of immediately prior to the Closing (each, a “Vested Option”), shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into the right to receive, as soon as reasonably practicable after the Closing (but in any event no later than three (3) Business Days after the Closing), a cash payment equal to the product of (x) the excess, if any, of the Merger Consideration over the exercise price per share of Common Stock of such Vested Option, multiplied by (y) the number of shares of Common Stock subject to such Vested Option (subject to applicable Tax withholding pursuant to Section 2.02(h)). Notwithstanding the foregoing, to the extent that the exercise price per share of Common Stock of any Vested Option is equal to or greater than the Merger Consideration (each, an “Underwater Option”), at the Closing, each such Underwater Option will be cancelled and extinguished and the holder of such Underwater Option will not receive any payment therefor.

(b)       At the Closing, each unvested Company Option that is outstanding as of immediately prior to the Closing (each, an “Unvested Option”), shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to represent a right to acquire shares of Common Stock and shall be converted automatically into an option to purchase the number of shares of Parent Common Stock (each, an “Adjusted Stock Option”) equal to the product obtained by multiplying (x) the total number of shares of Common Stock subject to such Unvested Option immediately prior to the Closing by (y) the Equity Award Exchange Ratio, with any fractional shares rounded down to the next lower whole number of shares. Each Adjusted Stock Option shall have an exercise price per share of Parent Common Stock (rounded up to the nearest whole cent) equal to (1) the per share exercise price for the shares of Common Stock subject to such Unvested Option divided by (2) the Equity Award Exchange Ratio. Each Adjusted Stock Option shall otherwise be subject to the same terms and conditions applicable to the converted Unvested Option under the applicable Company Stock Plan and the agreements evidencing grants thereunder, including as to vesting. Notwithstanding anything to the contrary in the foregoing, in all cases, the exercise price of, and the number of shares subject to, each Adjusted Stock Option shall be determined as necessary to comply with Section 409A of the Code.

(c)       At the Closing, each vested Company RSU that is outstanding immediately prior to the Closing (each, a “Vested RSU”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be canceled at the Closing and the holder thereof shall be entitled to receive a cash payment payable as soon as practicable following the Closing (but in any event no later than three (3) Business Days after the Closing) equal to the product of (A) the Merger Consideration and (B) the number of shares of Common Stock subject to the Vested RSU (subject to any required Tax withholding pursuant to Section 2.02(h)); provided, that to the extent that any such Vested RSU constitutes nonqualified deferred compensation subject to Section 409A of the Code, such cash payment shall be paid in accordance with the applicable award’s terms and at the earliest time permitted under the terms of such award that will not result in the application of a tax or penalty under Section 409A of the Code.

(d)       At the Closing, each unvested Company RSU that is outstanding immediately prior to the Closing (each, an “Unvested RSU”) shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to represent a right with respect to shares of Common Stock and shall be converted automatically into a restricted stock unit with respect to a number of shares of Parent Common Stock (each, an “Adjusted RSU”) equal to the product obtained by multiplying (x) the total number of shares of Common Stock subject to the Unvested RSU immediately prior to the Closing by (y) the Equity Award Exchange Ratio, with any fractional shares rounded down to the next lower whole number of shares. Each Adjusted RSU shall otherwise be subject to the same terms and conditions applicable to the converted Unvested RSU under the applicable Company Stock Plan and the agreements evidencing grants thereunder, including as to vesting.

(e)       At the Closing, each vested Company Performance Stock Unit that is outstanding immediately prior to the Closing (each, a “Vested PSU”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled at the Closing and the holder thereof shall be entitled to receive a cash payment payable as soon as practicable following the Closing (but in any event no later than three (3) Business Days after the Closing) equal to the product of (A) the Merger Consideration and (B) the number of shares of Common Stock that would be delivered in respect of such Vested PSU based on actual performance through the Effective Time (subject to any required Tax withholding pursuant to Section 2.02(h)); provided, that to the extent that any such Vested PSU constitutes nonqualified deferred compensation subject to Section 409A of the Code, such cash payment shall be paid in accordance with the applicable award’s terms and at the earliest time permitted under the terms of such award that will not result in the application of a Tax or penalty under Section 409A of the Code;

(f)       At the Closing, each unvested Company Performance Stock Unit that is outstanding immediately prior to the Closing (each, an “Unvested PSU”) shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to represent a right with respect to shares of Common Stock and shall be converted automatically into a restricted stock unit with respect to a number of shares of Parent Common Stock (each, an “Adjusted PSU”) equal to the product obtained by multiplying (x) the number of shares of Common Stock that would be delivered in respect of such Unvested PSU based on actual performance through the Effective Time (which shall be equal to 124% of target for Company Performance Stock Units granted in 2016, and 200% of target for Company Performance Stock Units granted in 2017) by (y) the Equity Award Exchange Ratio, with any fractional shares rounded down to the next lower whole number of shares. Each Adjusted PSU shall otherwise be subject to the same terms and conditions applicable to the converted Unvested PSU under the applicable Company Stock Plan and the agreements evidencing grants thereunder, including as to time-vesting requirements (but excluding any performance vesting criteria).

(g)       Each long-term cash award granted by the Company (each, a “Company Cash Award”) that is outstanding as of immediately prior to the Closing and that is vested (each, a “Vested Cash Award”), shall be cancelled at the Closing and the holder thereof shall be entitled to receive a cash payment payable as soon as practicable following the Closing (but in any event no later than three (3) Business Days after the Closing) in the amount set forth in the applicable notice of grant and award agreement; provided, that to the extent that any such Vested Cash Award constitutes nonqualified deferred compensation subject to Section 409A of the Code, such cash payment shall be paid in accordance with the applicable award’s terms and at the earliest time permitted under the terms of such award that will not result in the application of a Tax or penalty under Section 409A of the Code. Each unvested Company Cash Award that is outstanding as of immediately prior to the Closing shall remain outstanding and subject to the same terms and conditions as in effect immediately prior to the Closing.

(h)       At or prior to the Effective Time, the Company, the Company Board and its compensation committee, as applicable, shall adopt any resolutions and take all actions that are reasonably necessary to effectuate the provisions of this Section 6.04 and Parent, the Parent Board and its compensation committee, as applicable, shall take such actions as are reasonably necessary for the assumption by Parent of the Adjusted Stock Options, Adjusted RSUs and Adjusted PSUs.

Section 6.05  Indemnification, Exculpation and Insurance.

(a)       For six (6) years after the Effective Time (the “Indemnity Period”), Parent agrees that all rights to indemnification, reimbursement, advancement of legal fees and expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company and the Company Subsidiaries as provided in their respective certificates of incorporation or bylaws (or comparable organizational documents) shall continue in full force and effect in accordance with their terms (it being agreed that, with respect to the advancement of expenses, after the Closing such rights shall be mandatory rather than permissive, if applicable). Parent shall cause the certificate of incorporation, bylaws or other organizational or governing documents of the Surviving Corporation to contain provisions with respect to indemnification, advancement of expenses and exculpation with respect to matters existing or occurring at or prior to the Effective Time that are no less favorable to the current or former directors and officers of the Company and the Company Subsidiaries than those set forth in the Company’s Certificate of Incorporation and Bylaws as of the date of this Agreement, which provisions thereafter until the end of the Indemnity Period shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any current or former directors or officers of the Company and the Company Subsidiaries. Without limiting the foregoing, from and after the Effective Time until the end of the Indemnity Period, the Surviving Corporation agrees that it will indemnify and hold harmless each individual who was prior to or is as of the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of the Company or any of the Company Subsidiaries or, at the request of the Company, of any Joint Venture (the “Company Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and fees, costs and expenses, including reasonable attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative, (i) with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated by this Agreement) or (ii) arising out of or pertaining to the fact that the Company Indemnified Party is or was a director or officer of the Company or any Company Subsidiary or is or was serving at the request of the Company or any Company Subsidiary as a director or officer of another Person prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law; provided, that such indemnification shall be subject to any limitation imposed from time to time under applicable Law. In the event of any such claim, action, suit or proceeding, each Company Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from the Surviving Corporation, subject to any limitation imposed from time to time under applicable Law, within 20 Business Days of receipt by the Surviving Corporation from the Company Indemnified Party of a request therefor; provided that any person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a final non-appealable adjudication that such person is not entitled to indemnification.

(b)       For a period of six years from and after the Effective Time, the Surviving Corporation shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by the Company or provide substitute policies for the Company and its current and former directors and officers of the Company and the Company Subsidiaries who are currently covered by the directors’ and officers’ liability insurance coverage currently maintained by the Company, in either case, with limits not less than the existing coverage and having other terms not less favorable in the aggregate to the insured persons than the directors’ and officers’ liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time (with insurance carriers having at least the same or better rating as the Company’s current insurance carrier for such insurance policies), except that in no event shall the Surviving Corporation be required to pay with respect to such insurance policies an aggregate amount for such six year period that is more than 300% of the annual premium most recently paid by the Company prior to the date of this Agreement, which amount is set forth in Section 6.05(b) of the Company Disclosure Letter (the “Maximum Amount”), and if the Surviving Corporation is unable to obtain the insurance required by this Section 6.05(b) it shall obtain as much comparable insurance as possible within such six-year period for an aggregate amount equal to the Maximum Amount. In lieu of such insurance, prior to the Closing Date the Company may, at its option (following reasonable consultation with Parent), purchase a fully prepaid “tail” directors’ and officers’ liability insurance for the Company and its current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance coverage currently maintained by the Company, such tail insurance to provide limits not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time; provided that in no event shall the aggregate cost of any such tail insurance exceed the Maximum Amount; provided, further, that the Company’s procurement of such fully prepaid “tail” policy in accordance with this sentence shall be deemed to satisfy in full the Surviving Corporation’s obligations pursuant to this Section 6.05(b). The Surviving Corporation shall maintain such policies in full force and effect in accordance with the terms of this Agreement.

(c)       The provisions of this Section 6.05 (i) shall survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each Company Indemnified Party, his or her heirs and his or her representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. Unless required by applicable Law, this Section 6.05 may not be amended, altered or repealed after the Effective Time in such a manner as to adversely affect the rights of any Company Indemnified Parties or any of their successors, assigns or heirs without the prior written consent of the affected Company Indemnified Parties.

(d)       From and after the Effective Time, Parent shall guarantee the prompt payment of the obligations of the Surviving Corporation and the Company Subsidiaries under this Section 6.05.

(e)       In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Surviving Corporation shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 6.05.

(f)       If Parent, the Surviving Corporation or the Company is a party to any claim, action, suit or proceeding, as a condition to indemnification or advancement of expenses under this Section 6.05 with respect to such claim, action, suit or proceeding, each Company Indemnified Party shall cooperate with Parent and the Surviving Corporation in the defense of such action, suit or other proceeding for which indemnification may be sought pursuant to this Section 6.05, shall furnish or cause to be furnished records, documents, information and testimony and shall attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested by Parent in connection therewith. The provisions of this Section 6.05 are intended to be for the benefit of, and will be enforceable by, any of the Company Indemnified Parties, his or his heirs and his or her representatives.

Section 6.06  Transaction Litigation. Subject to entry into a customary joint defense agreement, the Company shall (i) promptly notify Parent of litigation relating to the Merger and the other transactions contemplated by this Agreement, (ii) keep Parent reasonably informed with respect to the status thereof and (iii) give Parent the opportunity to consult with the Company and participate in the defense or settlement of any stockholder litigation against the Company, any Company Subsidiary and/or their respective directors or officers (the “Company Parties”). None of the Company, any Company Subsidiary or any Representative of the Company shall compromise, settle, offer to compromise or settle or come to an arrangement regarding any such stockholder litigation, in each case unless Parent shall have consented in writing (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.07  Section 16 Matters. Prior to the Effective Time, each of the Company, Parent and Merger Sub shall take all such steps as may be required to cause any dispositions of Common Stock (including derivative securities with respect to Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Merger and the other transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time or will be subject to such requirements with respect to Parent to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.08  Public Announcements. Except with respect to any Adverse Recommendation Change or announcement made pursuant to Section 5.04(e), or any dispute between the parties regarding this Agreement or the transactions contemplated by this Agreement, Parent and the Company shall provide an opportunity for the other party to review and comment upon any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not, and shall cause their respective Affiliates not to, issue any such press release or make any such public statement prior to providing such opportunity to review and comment, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The Company and Parent agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties. Nothing in this Section 6.08 shall limit the ability of any party hereto to make disclosures or announcements that are consistent in all material respects with the prior public disclosures regarding the transactions contemplated by this Agreement.

Section 6.09  Employment and Company Benefits.

(a)       Parent hereby agrees that for a period of twelve (12) months following the Effective Time (or, if earlier, the date of termination of the applicable Continuing Employee), it shall, or it shall cause the Surviving Corporation to provide to each employee of the Company or any of its Subsidiaries who continues as of the Effective Time to be employed by Parent, the Surviving Corporation or any Subsidiary of Parent (each, a “Continuing Employee”) compensation and benefits that are substantially comparable in the aggregate to the compensation and benefits (other than equity compensation and other long-term incentives, change in control, retention, transition, stay or similar arrangements) that were provided to such Continuing Employee under the Plans immediately prior to the Effective Time; provided, however, that annual cash incentive bonuses for the fiscal year in which the Effective Time occurs shall, with respect to the portion of such year following the Closing Date, be determined by Parent under the terms of Parent’s annual cash incentive plans. In addition, Parent shall honor all contractual rights to severance in accordance with their terms.

(b)       For purposes of eligibility, vesting, and benefit accruals (with respect to benefit accruals, solely for the purposes of determining accrual of vacation, paid time off, and severance benefits), under the employee benefit plans, programs, policies and arrangements maintained by Parent or the Surviving Corporation providing benefits to any Continuing Employee following the Effective Time (collectively, the “Parent Benefit Plans”), Parent shall, and shall cause the Surviving Corporation to, cause service rendered by each Continuing Employee to the Company prior to the Effective Time to be credited for such purposes to the same extent as such Continuing Employee was entitled, prior to the Effective Time, to credit for such service under any similar Plan; provided, however, that in no event shall Continuing Employees be entitled to service credit to the extent such service credit would result in a duplication of benefits for the same period of service.

(c)       In addition, and without limiting the generality of the foregoing: Parent shall use reasonable best efforts to (i) cause each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all Parent Benefit Plans to the extent coverage under such Parent Benefit Plan replaces coverage under a comparable Plan in which such Continuing Employee participated immediately before the Effective Time; and (ii) for purposes of each Parent Benefit Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee from and after the Effective Time, (A) cause all pre-existing condition limitations, exclusions, waiting periods and actively-at-work requirements of such Parent Benefit Plan to be waived for such Continuing Employee and his or her covered dependents to the extent such pre-existing condition limitations, exclusions, waiting periods or actively-at-work requirements were waived or satisfied under the comparable Plan and (B) recognize, or cause to be recognized, any eligible expenses incurred by such Continuing Employee and his or her covered dependents under a comparable Plan during the portion of the plan year prior to the Effective Time to be taken into account under such Parent Benefit Plan for purposes of satisfying all deductible, co-insurance, co-payment and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Parent Benefit Plan.

(d)       Effective as of immediately prior to the Closing, unless otherwise directed in writing by Parent at least ten (10) Business Days prior to the Closing, the Company shall take all actions reasonably necessary to terminate the Company's 401(k) Profit Sharing Plan (the "Company Savings Plan") or any other Plan that is a qualified defined contribution plan and designated by Parent at least ten (10) Business Days prior to the Closing. In the event the Company Savings Plan is terminated, Parent shall designate a tax-qualified defined contribution retirement plan with a cash or deferred arrangement that is sponsored by Parent or one of its Subsidiaries (the "Parent 401(k) Plan") that will cover Continuing Employees effective as of the Closing, and shall count service with the Company as service with Parent for purposes of eligibility and vesting under the Parent 401(k) Plan. In connection with the termination of the Company Savings Plan, Parent shall permit each participating Continuing Employee to make rollover contributions of "eligible rollover distributions" (within the meaning of Section 401(a)(31) of the Code, including all participant loans) in cash or notes (in the case of participant loans) in an amount equal to the eligible rollover distribution portion of the account balance distributed to each such Continuing Employee from such plan to the Parent 401(k) Plan. The Company and Parent shall cooperate in good faith to take any and all commercially reasonable actions needed to permit each Continuing Employee with an outstanding loan balance under the Company Savings Plan as of the date such plan is terminated to continue to make scheduled loan payments to the Company Savings Plan after the Closing, pending the distribution and in-kind rollover of the promissory notes evidencing such loans from the Company Savings Plan to the Parent 401(k) Plan, as provided in the preceding sentence, such as to prevent, to the extent reasonably possible, a deemed distribution or loan offset with respect to such outstanding loans.

(e)       The parties hereto acknowledge and agree that all provisions contained in this Section 6.09 are included for the sole benefit of the parties hereto, and that nothing in this Section 6.09, whether express or implied, (i) shall create any third-party beneficiary or other rights (A) in any other Person, including any employees or former employees of the Company or any Affiliate of the Company, any Continuing Employee, or any dependent or beneficiary thereof, or (B) to continued employment with Parent or any of its Affiliates (including, following the Effective Time, the Surviving Corporation), (ii) shall be treated as an amendment or other modification of any Plan or Parent Benefit Plan, or (iii) shall limit the right of Parent or its Subsidiaries (including, following the Effective Time, the Surviving Corporation) to amend, terminate or otherwise modify any Plan or Parent Benefit Plan.

(f)       For annual bonuses in respect of the calendar year 2018, each participant in a Plan that is an annual cash incentive plan (each, a “Company Incentive Plan”) shall be eligible to receive a cash bonus (the “Pre-Closing Bonus”) in respect of such year in an amount equal to the cash bonus amount payable under the applicable Company Incentive Plan based on the actual level of achievement of the applicable performance criteria for such fiscal year, with (i) such bonus prorated based on the number of completed days in the performance year through the Closing Date and (ii) such level of achievement (1) prorated based on the number of completed months in the performance year through and including the end of the calendar month immediately preceding the month in which the Effective Time occurs, (2) determined by the Compensation Committee of the Company Board in the ordinary course of business and consistent with past practice (including, without limitation, adjustments, if applicable, to account for non-recurring items pursuant to the terms of the applicable Company Incentive Plan). Such Pre-Closing Bonus amounts shall be paid, less any required withholding Taxes, on or about the date on which the Company would normally pay annual bonuses (or, if earlier, upon a qualifying termination of employment as set forth below). In the event of an involuntary termination of employment of a Continuing Employee (following the Effective Time and prior to the payment of the bonus amount) under circumstances that entitle such Continuing Employee to receive severance under the Company’s Employee Severance Plan (as in effect on the date hereof), such Continuing Employee shall receive his or her Pre-Closing Bonus (but no other bonus payment for the portion of the year of termination following the Closing Date unless otherwise determined by Parent in its sole discretion), which shall be paid, less any required withholding Taxes, as soon as reasonably practicable following the date of such Continuing Employee’s termination of employment.

(g)       By March 15, 2018, the Company shall provide Parent with the most recent annual bonus received and the current annual bonus opportunity with respect to the employees (other than the Key Employees) listed on the Employee Census. Five (5) Business Days prior to the Closing Date, the Company shall provide Parent with updated versions of each of the Equity Award Schedule and the Employee Census.

Section 6.10  Merger Sub. Parent shall cause Merger Sub to comply with and perform all of its obligations under or relating to this Agreement, including to consummate the Merger on the terms and conditions set forth herein.

Section 6.11  Financing.

(a)       Parent acknowledges and agrees that the Company, the Subsidiaries, and their respective Representatives shall not have any responsibility for, or incur any liability to any Person under, any financing that Parent may raise in connection with the transactions contemplated by this Agreement or any cooperation provided pursuant to Section 6.11(g) and that Parent shall indemnify and hold harmless the Company, the Subsidiaries, and their respective Representatives from and against any and all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements suffered or incurred by any of them in connection with the Financing and any information utilized in connection therewith, except with respect to any information prepared or provided by the Company, its Subsidiaries or any of their respective Representatives or to the extent such claims, losses, liabilities, damages, judgments, inquiries, fines and fees, costs or expenses are determined by a final non-appealable judgment of a court of competent jurisdiction to have resulted from the bad faith, gross negligence or willful misconduct of the Company, any of its Subsidiaries or their respective Representatives.

(b)       Parent shall use, and shall cause its Affiliates to use, their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of the Financing on terms and conditions, taken as a whole (including any “flex” provisions), no less favorable in the aggregate to Parent (as determined by Parent in its sole reasonable discretion) than the terms and conditions described in the Debt Commitment Letter, including executing and delivering all such documents and instruments as may be reasonably required thereunder and using (and causing its Affiliates to use) their respective reasonable best efforts to:

(i)       comply with and maintain in effect the Financing and the Debt Commitment Letter, negotiate and enter into definitive financing agreements with respect to the Financing on the terms and conditions contained in the Debt Commitment Letter (the “Financing Agreements”) (and comply with and maintain in effect the Financing Agreements) so that the Financing Agreements are in effect as promptly as practicable but in any event no later than the Closing;

(ii)       satisfy, or cause their respective Representatives to satisfy, as promptly as practicable and on a timely basis all conditions to the Financing contemplated by the Debt Commitment Letter and Financing Agreements (including by paying any commitment fees or other fees or deposits required by the Debt Commitment Letter or the Financing Agreements);

(iii)       accept (and comply with) to the fullest extent all “flex” provisions contemplated by the Debt Commitment Letter and the Financing Agreements;

(iv)       enforce their rights (including through litigation) under the Debt Commitment Letter and Financing Agreements in the event of a material breach (or threatened material breach) by the Financing Sources under the Debt Commitment Letter or the Financing Agreements, including seeking specific performance of the parties thereunder; and

(v)       cause the Financing Sources and any other Persons providing Financing to fund the Financing no later than the Closing;

it being understood that Parent and Merger Sub may seek to obtain financing in a private placement of securities pursuant to available exemptions from the registration requirements of the Securities Act or in a public offering of securities pursuant to the Securities Act in lieu of all or a portion of the Financing (and references to the Financing in this Section 6.11 shall be deemed to include such private placement or public offering, as applicable).

(c)       Parent shall not agree to or permit any amendment, supplement, modification or replacement of, or grant any waiver of, any condition, remedy or other provision under any Debt

Commitment Letter or Financing Agreement without the prior written consent of the Company if such amendment, supplement, modification, replacement or waiver would or would reasonably be expected to (i) reduce the aggregate amount of the Financing from that contemplated by the Debt Commitment Letter delivered as of the date hereof, (ii) impose additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Financing, in each case in a manner that would adversely impact in any material respect the ability of Parent to obtain the Financing, (iii) make it less likely that the Financing would be funded (including by making the conditions to obtaining the Financing less likely to occur) or otherwise prevent or delay or impair the ability or likelihood of Parent to timely consummate the transactions contemplated by this Agreement, or (iv) adversely impact the ability of Parent to enforce its rights against the other parties to the Debt Commitment Letter or the Financing Agreements. Parent shall not agree to the withdrawal, termination, repudiation or rescission of the Debt Commitment Letter or Financing Agreement without the prior written consent of the Company, and shall not release or consent to the termination of the obligations of the Lenders under the Debt Commitment Letter. Upon any amendment, supplement, modification or replacement of, or waiver of, the Debt Commitment Letter or Financing Agreement in accordance with this Section 6.11(c), Parent shall deliver a copy thereof to the Company and references herein to “Debt Commitment Letter” and “Financing Agreements” shall include and mean such documents as amended, supplemented, modified, replaced or waived in compliance with this Section 6.11(c), and references to “Financing” shall include and mean the financing contemplated by the Debt Commitment Letter or Financing Agreements as amended, supplemented, modified, replaced or waived in compliance with this Section 6.11(c), as applicable.

(d)       Notwithstanding Section 6.11(c) above, in the event that all or any portion of the Financing becomes or could become unavailable on the terms and conditions (including any “flex” provisions) or from the sources contemplated in the Debt Commitment Letter or the Financing Agreements for any reason or any of the Debt Commitment Letter or the Financing Agreements shall be withdrawn, terminated, repudiated or rescinded for any reason (but without limiting the obligations of Parent in the penultimate sentence of Section 6.11(c) and in Section 6.11(b)(iv)), (i) Parent shall promptly so notify the Company and (ii) Parent shall use its reasonable best efforts to arrange and obtain, as promptly as practicable following the occurrence of such event (and in any event no later than the Closing), and to negotiate and enter into definitive agreements with respect to, alternative financing from the same or alternative sources (the “Alternative Financing”) in an amount sufficient to consummate the transactions contemplated by this Agreement (or replace any unavailable portion of the Financing), and to obtain a new financing commitment letter (including any associated engagement letter and related Fee Letter) with respect to such Alternative Financing (collectively, the “New Debt Commitment Letter”), true and complete copies of which shall be promptly provided to the Company (with only the fee amounts redacted in any related Fee Letter); provided, that Parent shall not be required to obtain Alternative Financing on terms and conditions that are materially less favorable, taken as a whole, to Parent than those in the Debt Commitment Letter that such Alternative Financing and New Debt Commitment Letter would replace. Notwithstanding the foregoing, no Alternative Financing or New Debt Commitment Letter may expand upon the conditions precedent or contingencies to the funding of the Financing at the Closing as set forth in the Debt Commitment Letter in effect on the date hereof or otherwise include terms (including any “flex” provisions) that would reasonably be expected to make the likelihood that the Alternative Financing would be funded less likely without the Company’s prior written consent. In the event any Alternative Financing is obtained and a New Debt Commitment Letter is entered into in accordance with this Section 6.11(d), Parent shall deliver a copy thereof to the Company and references herein to (A) “Debt Commitment Letter” shall be deemed to include and mean the Debt Commitment Letter to the extent not superseded by a New Debt Commitment Letter, as the case may be, at the time in question and any New Debt Commitment Letter to the extent then in effect, and (B) “Financing” shall include and mean the debt financing contemplated by the Debt Commitment Letter as modified pursuant to the preceding clause (A).

(e)       Any material breach of the Debt Commitment Letter or the Financing Agreements by Parent shall be deemed a breach by Parent of this Section 6.11. Parent shall (i) furnish the Company drafts (when available) and thereafter true and complete and executed copies of the Financing Agreements promptly upon their execution, (ii) give the Company prompt written notice of any default, breach or threatened default or breach (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any default or breach) by any party to any of the Debt Commitment Letter or the Financing Agreements of which Parent or any of its Affiliates or their respective Representatives becomes aware or any withdrawal, termination, repudiation or rescission or threatened withdrawal, termination, repudiation or rescission thereof, and (iii) otherwise keep the Company reasonably informed of the status of its efforts to arrange the Financing (or any Alternative Financing), including by promptly informing the Company of any material dispute or disagreement between or among parties to any of the Debt Commitment Letter or Financing Agreements with respect to the obligation to fund the Financing or the amount of the Financing to be funded at the Closing; provided, that in no event shall Parent be under any obligation to disclose any information pursuant to clauses (i) or (ii) that would waive the protection of attorney-client or similar privilege if Parent shall have used reasonable best efforts to disclose such information in a way that would not waive such privilege.

(f)       Parent acknowledges and agrees that neither the obtaining of the Financing or any Alternative Financing, nor the completion of any issuance of securities contemplated by the Financing or any Alternative Financing, is a condition to the Closing, and reaffirms its obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing or any Alternative Financing, or the completion of any such issuance, subject to the applicable conditions set forth in Article VII.

(g)        Prior to Closing, the Company shall use its reasonable best efforts to cooperate with Parent, as reasonably requested by Parent and at Parent’s sole expense, in its efforts to consummate the financing of the transactions contemplated by this Agreement, provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company or any Subsidiary of the Company. Such reasonable best efforts shall include, to the extent reasonably requested by Parent, (i) using reasonable best efforts to, upon reasonable advance notice, provide direct contact between prospective lenders, investors and other Financing Sources and the senior officers of the Company and its Subsidiaries, during normal business hours and limited to a reasonable number of times, (ii) providing assistance in preparation of appropriate and customary information memoranda, preliminary and final offering memoranda or prospectuses, registration statements and other similar materials customarily required in connection with obtaining such financing, (iii) using reasonable best efforts to, upon reasonable advance notice, cause the Company’s senior management to cooperate with the marketing efforts of Parent and the Financing Sources for such financing, including participation in a reasonable number of management presentation sessions, due diligence sessions, drafting sessions, “road shows” and sessions with rating agencies at reasonable times, (iv) providing assistance in obtaining any consents of third parties necessary in connection with such financing or to extinguish existing Indebtedness of the Company and its Subsidiaries; provided that the Company shall not be required to deliver any notice of redemption with respect to the Company Notes prior to Closing unless the holders thereof have agreed to delivery of a conditional notice, (v) in obtaining customary payoff letters and lien terminations to the extent necessary to allow the extinguishing of existing Indebtedness of the Company and its Subsidiaries and the release of any Liens securing such Indebtedness, in each case to take effect at the Effective Time, (vi) cooperating with respect to matters relating to the provision of guarantees and pledges of collateral to take effect following the Effective Time in connection with such financing, (vii) assisting Parent in obtaining organizational documents and customary officer’s certificates to be delivered in connection with such financing (which certificates shall only be required to become effective at and following the Closing), (viii) using reasonable best efforts to assist Parent in securing the cooperation of the independent accountants of the Company and its Subsidiaries, including with respect to the delivery of customary accountants’ comfort letters and upon reasonable advance notice, participation in customary due diligence sessions, and (ix) providing customary financial statements of the Company necessary for the satisfaction of the conditions set forth in Paragraph 6 of Exhibit D of the Debt Commitment Letter, and furnishing, as promptly as reasonably practicable after the date hereof, such other customary financial and other information of the Company as Parent shall reasonably request in order to consummate such Financing, including all historical financial statements and financial data of the Company of the type required in registration statements on Form S-3 by Regulation S-X and Regulation S-K promulgated by the SEC, including customary financial data, financial statements and, to the extent applicable with respect to such financial statements, the report of the Company’s auditors thereon and related management discussion and analysis of financial condition and results of operations that would be necessary in order to receive customary “comfort” from the Company’s auditors (such financial statements, the “Required Information”); provided, that in no event shall the Required Information be deemed to include or shall the Company otherwise be required to provide (A) pro forma statements or pro forma adjustments, any post-Closing or pro forma cost savings, capitalization and other post-Closing or pro forma adjustments (and the assumptions relating thereto) desired by Parent to be reflected in such pro forma and summary financial data or any other information concerning the assumptions underlying the post-Closing or pro forma adjustments to be made in such pro forma and summary financial data, which assumptions shall be the responsibility of Parent, (B) any description of Parent or all or any component of the Financing or (C) risk factors relating to all or any component of the Financing. The Company and its Subsidiaries shall use their reasonable best efforts to periodically update any Required Information provided to Parent as may be customary and reasonably necessary if any such information would be unusable under customary practices for such purposes. Notwithstanding anything in this Agreement to the contrary, except as set forth in Section 6.12(b), (A) neither the Company nor any Subsidiary of the Company shall be required to pay any commitment or other similar fee or, subject to Section 6.11(a), incur or assume any other actual or potential liability or obligation in connection with the Financing (or any Alternative Financing) prior to the Closing, (B) no director, manager, officer or employee of the Company or any Subsidiary of the Company shall be required to take any action pursuant to this Section 6.11(g) to the extent any such action would reasonably be expected to result in personal liability to such director, manager, officer or employee, (C) none of the Company, any of the Subsidiaries of the Company or any of their respective directors or officers shall be obligated to adopt resolutions or execute consents to approve or authorize the execution of the Financing (or any Alternative Financing), provided that this clause (C) shall not prohibit the adoption or execution of any resolutions or consents effective no earlier than the Closing Date by any persons that shall remain or will become officers or directors of the Company or any of the Subsidiaries of the Company as of the Effective Time, (D) neither the Company nor any Subsidiary of the Company shall be required to provide cooperation to the extent that it would cause any condition to the Closing set forth in Article VII to not be satisfied or cause any representation or warranty in this Agreement to be breached, (E) neither the Company, nor any of the Subsidiaries of the Company or their respective directors, officers or employees shall be obligated to execute, deliver or enter into, or perform any agreement, document or instrument, including any Financing Agreement, with respect to the Financing that is not contingent upon the Closing or that would be effective prior to the Closing, (F) solely with respect to the Company’s obligations in this Section 6.11(g), neither the Company nor any Subsidiary of the Company shall be required to take any action that would reasonably be expected, in the reasonable judgment of the Company, to conflict with, or result in any violation or breach of, any applicable Law, any material contract or obligations of confidentiality (not created in contemplation hereof) binding on the Company or the Subsidiaries of the Company, (G) neither the Company nor any Subsidiary of the Company shall be required to cause its counsel to deliver any legal opinion and (H) neither the Company nor any Subsidiary of the Company shall provide any requested authorization letter to the Financing Sources with respect to the distribution of information provided by the Company, its Affiliates or their respective Representatives in any offering memorandum, banker’s book, lender presentation, prospectus or similar document prepared in connection with the Financing that does not contain customary disclaimers for the Company, its Affiliates and their respective Representatives with respect to responsibility for the use or misuse of the contents thereof.

(h)       In the event any Financing comprised of an issuance of securities is funded in advance of the Closing Date and such proceeds reduce the commitment of the Financing Sources under the Senior Bridge Facility (as defined in the Debt Commitment Letter), Parent, or its applicable Subsidiary, shall use reasonable best efforts to keep and maintain at all times prior to the Closing Date the proceeds of such Financing in a segregated account with such funds immediately available at all times for the purpose of making the payments required pursuant to this Agreement; provided that if the terms of such Financing require the proceeds of such Financing to be held in escrow (or similar arrangement) pending the consummation of the transactions contemplated under this Agreement, then such proceeds may be held in escrow, solely to the extent the conditions to the release of such funds are no more onerous than the conditions to funding the commitments under the Debt Commitment Letter.

Section 6.12  Certain Indebtedness.

(a)       Simultaneously with the Closing, Parent may elect to repay, or cause to be repaid, any outstanding Indebtedness of the Company and its Subsidiaries under the Company Credit Agreement, together with any accrued interest and cash collateral thereon and all fees and other obligations of the Company in connection with the Company Credit Agreement (including any prepayment premiums, penalties, breakage costs, termination payments and similar obligations) by wire transfer of immediately available funds in accordance with wire transfer instructions to be provided by the Company.

(b)       The Company shall perform all of its obligations under the 2010 Notes and 2017 Notes (collectively, the “Company Notes”) issued by the Company pursuant to the Note Purchase Agreement (in the case of the 2010 Notes) and the Master Note Purchase Agreement (in the case of the 2017 Notes) (the Note Purchase Agreement and the Master Note Purchase Agreement hereinafter collectively referred to as the “Company Notes Agreements”), including with respect to the consequences thereto of consummating the transactions contemplated by this Agreement, including the Merger (including any and all notice delivery requirements related to the Merger). In addition, and without limiting the foregoing, the Company shall:

(i)       on or prior to February 2, 2018, provide notice of a “Control Event” (as such term is defined in the Company Notes Agreements) to all holders and beneficial owners of the Company Notes (collectively, “Noteholders”);

(ii)       as promptly as practicable following the direction of Parent, and at Parent’s sole expense, seek the consent of, and thereafter use reasonable best efforts to obtain and consummate as promptly as practicable, the Noteholders and purchasers of the Tranche C Notes (as such term is defined in the Master Note Purchase Agreement) to the extent required to amend the Company Notes Agreements to (A) add defeasance and discharge provisions that would be customary for debt capital markets financing transactions and that will ensure the satisfaction and discharge of all obligations of the Company and its Subsidiaries under the Company Notes Agreements and Company Notes upon delivery of a Redemption Notice (as defined below) to such Noteholders on the Closing Date and the concurrent deposit with an escrow agent or other third party satisfactory to Parent and the Required Holders (the “Company Notes Escrow Agent”) of the Company Notes Redemption Amount (as defined below), (B) remove the Company’s obligation to issue the Tranche C Notes pursuant to the Master Note Purchase Agreement should the Closing Date occur on or before the date such Tranche C Notes are to be issued, (C) make any other amendments that, in the reasonable judgment of Parent, are necessary to effect the transactions contemplated by this Section 6.12(b) (collectively, the “Notes Agreement Amendments”) and (D) neither the Company nor any Subsidiary of the Company shall be required to cause its counsel to deliver any legal opinion. Any fee (a “Consent Fee”) to be paid to any Noteholders as consideration for the Notes Agreement Amendments shall be determined by Parent in its sole discretion and shall be payable by Parent. The Notes Agreement Amendments and the payment of any Consent Fee shall be conditioned upon the Closing and shall not become effective or occur until the Closing Date;

(iii)       on the Closing Date, send an irrevocable notice of redemption (the “Redemption Notice”) in accordance with the terms of the Company Notes Agreements to all Noteholders to redeem in full the entire principal amount of all outstanding Company Notes at the respective redemption prices calculated in accordance with the Company Notes Agreements (the “Company Notes Redemption Amount”). The Redemption Notice shall set a redemption date (the “Redemption Date”) that is fifteen (15) days from the Closing Date or, if such day is not a Business Day (or similar term under the Company Notes Agreements), the next succeeding Business Day. Upon delivery by the Company of the Redemption Notice to the Noteholders, Parent shall deposit the Company Notes Redemption Amount with the Company Notes Escrow Agent;

(iv)       take all action and prepare or cause to be prepared all documentation to effect the foregoing and to otherwise comply with the terms of the Company Notes Agreements, including, to the extent not waived by the Noteholders, providing other notices and offers that may be required as a result of a Change in Control (as such term is defined in the Company Notes Agreements); and

(v)       take all other action with respect to the Company Notes reasonably requested by Parent.

(c)        If requested by Parent, at or immediately prior to the Effective Time, the Company shall use its reasonable best efforts to deliver to Parent copies of payoff letters (subject to delivery of funds as arranged by Parent), in commercially reasonable form, with respect to any indebtedness of the Company or any of its Subsidiaries, and shall use its reasonable best efforts to make arrangements for the release of all Liens and other security over the Company’s and its Subsidiaries’ properties and assets securing such obligations on or immediately prior to the Effective Time (subject to delivery of funds as arranged by Parent).

Section 6.13  Public Fund Consents; Other Client Consents.

(a)       The Company shall use its reasonable best efforts to obtain, or to cause to be obtained, (i) the necessary approval of each Public Fund Board and (ii) the approval of the shareholders of each such Public Fund, in each case in accordance with the provisions of Section 15 of the Investment Company Act applicable thereto and any applicable SEC exemptive orders, of a new Advisory Agreement relating to such Public Fund, with such agreement becoming effective immediately following the Closing and containing material terms that are, taken as a whole, substantially similar to (and fee terms that are no less favorable to the Company or the Company Subsidiaries than) the terms of the applicable existing Advisory Agreement with such Public Fund. In the event that the approval of the shareholders of a Public Fund (if such shareholder approval is required under the Investment Company Act and applicable SEC exemptive orders) of the applicable new Advisory Agreement described in the foregoing sentence is not obtained prior to the Closing, the Company may request the Public Fund Board of each such Public Fund to approve, in conformity with Rule 15a-4 under the Investment Company Act, an interim Advisory Agreement relating to such Public Fund, with such agreement becoming effective immediately following the Closing and containing material terms that are, taken as a whole, substantially similar to (and fee terms that are no less favorable to the

Company or the Company Subsidiaries than) the terms of the applicable existing Advisory Agreement with such Public Fund (except for changes thereto to the extent necessary to comply with Rule 15a-4 under the Investment Company Act). Notwithstanding anything to the contrary contained herein, a failure to obtain the approvals contemplated by this Section 6.13(a) for any Public Fund prior to the Closing, in and of itself, shall not give rise to any failure of the conditions set forth in Section 7.03(b) to be satisfied.

(b)       With respect to each Client that is not a Public Fund, if any, the Company shall use its reasonable best efforts to obtain the Consent (including negative Consent to the extent permitted by applicable Law and the respective Advisory Agreement) of such Client, solely if and to the extent required by applicable Law or the respective Advisory Agreement, to the continuation of such Advisory Agreement following the Closing on terms that are substantially similar to (and fee terms that are no less favorable to the Company or the Company Subsidiaries than) in effect on the date hereof.

Section 6.14   Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 6.15  Stock Exchange De-listing; Exchange Act Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and the rules and policies of the NYSE to enable the de-listing by the Surviving Corporation of the Company Stock from the NYSE and the deregistration of the Company Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Closing Date.

Section 6.16  Takeover Statutes. If any “control share acquisition,” “fair price,” “moratorium” or other antitakeover or similar statute or regulation shall become applicable to the transactions contemplated by this Agreement, each of the Company, Parent and Merger Sub and the respective members of their boards of directors shall, to the extent permitted by applicable Law, use reasonable best efforts to grant such approvals and to take such actions as are reasonably necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated herein and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated hereby.

Article VII

Conditions Precedent

Section 7.01  Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a)       Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b)       Antitrust Approvals. Any waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired, and any required filings, consents, approvals, authorizations, clearances or other actions under the Antitrust Laws applicable to the Merger in the jurisdictions set forth in Section 7.01(b) of the Company Disclosure Letter shall have been made, obtained or taken, and any applicable waiting periods thereunder shall have expired or been terminated.

(c)       European Regulatory Approvals. Each of the FCA Approval, the CBI Approval and the CSSF Approval shall have been obtained and be in full force and effect.

(d)       FINRA Approval. FINRA shall have approved each application filed by a Broker-Dealer pursuant to Section 6.03(e).

(e)       No Legal Restraints. No applicable Law and no Judgment, preliminary, temporary or permanent, or other legal restraint or prohibition and no action, proceeding, binding order or determination by any Governmental Entity (collectively, the “Legal Restraints”) shall be in effect or pending that prevents or seeks to prevent, enjoins, makes illegal or prohibits the consummation of the Merger and the other transactions contemplated by this Agreement.

Section 7.02  Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger are further subject to satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a)       Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub contained herein (except for the representations and warranties contained in Section 3.01, Section 3.02 and Section 3.05) shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the Closing Date as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect and (ii) the representations and warranties of Parent and Merger Sub contained in Section 3.01, Section 3.02 and Section 3.05 shall be true and correct in all material respects at and as of the Closing Date as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date).

(b)       Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date.

(c)       Parent Certificate. Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by an executive officer of Parent, certifying to the effect that the conditions set forth in Sections 7.02(a) and 7.02(b) have been satisfied.

Section 7.03  Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a)       Representations and Warranties. (i) The representations and warranties of the Company contained herein (except for the representations and warranties contained in Section 4.01 (with respect to the Company only and excluding the third sentence of Section 4.01, Section 4.03, Section 4.04, Section 4.05(c), the first sentence of Section 4.07(a), Section 4.16, Section 4.17 and Section 4.19) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the Closing Date as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (ii) the representations and warranties of the Company contained in Section 4.01 (with respect to the Company only and excluding the third sentence of Section 4.01), Section 4.04, Section 4.16, Section 4.17 and Section 4.19 shall be true and correct in all material respects at and as of the Closing Date as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (iii) the representations and warranties of the Company contained in Section 4.03, Section 4.05(c) and the first sentence of Section 4.07(a) shall be true and correct in all respects at and as of the Closing Date as if made at and as of such date (other than any de minimis inaccuracies).

(b)       Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)       Company Certificates. The Company shall have delivered to Parent (i) a certificate dated as of the Closing Date and signed by an executive officer of the Company certifying to the effect that the conditions set forth in Section 7.03(a) and Section 7.03(b) have been satisfied.

Article VIII

Termination, Amendment and Waiver

Section 8.01  Termination. This Agreement may be terminated at any time prior to the Effective Time (except with respect to Section 8.01(d) and Section 8.01(f), whether before or after receipt of the Company Stockholder Approval):

(a)       by mutual written consent of the Company and Parent;

(b)       by either the Company or Parent:

(i)       if the Merger is not consummated on or before the End Date. The “End Date” shall mean July 11, 2018; provided, that if the Closing shall not have occurred by the End Date but on that date any of the conditions set forth in Section 7.01(b), Section 7.01(c) or Section 7.01(d) shall not be satisfied but all other conditions shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, which conditions would be capable of being satisfied at such time), then either Parent or the Company may elect by delivery of written notice to the other party on July 11, 2018 at or prior to 11:59 p.m. Eastern time on such date to extend the End Date to November 11, 2018, in which case such extended date shall be the “End Date” for all purposes under this Agreement; provided, further, that the right to terminate this Agreement pursuant to this Section 8.01(b)(i) shall not be available to a party if its action or failure to act constitutes a material breach or violation of any of its covenants, agreements or other obligations hereunder and such material breach or violation has been the principal cause of or directly resulted in (1) the failure to satisfy the conditions to the obligations of the terminating party to consummate the Merger prior to the End Date or (2) the failure of the Closing to occur by the End Date;

(ii)       if the condition set forth in Section 7.01(e) is not satisfied and the Legal Restraint giving rise to such non-satisfaction shall have become final and non-appealable; provided that the terminating party shall have complied with its obligations pursuant to Section 6.03; or

(iii)       if the Company Stockholder Approval shall not have been obtained at a duly convened Company Stockholders Meeting or any adjournment or postponement thereof at which the vote was taken.

(c)       by the Company, if Parent or Merger Sub has breached any representation, warranty, covenant or agreement contained herein, or if any representation or warranty of Parent or Merger Sub has become untrue, in each case, such that the conditions set forth in Section 7.02(a) or Section 7.02(b), as the case may be, could not be satisfied as of the Closing Date; provided, however, that the Company may not terminate this Agreement pursuant to this Section 8.01(c) unless any such breach or failure to be true has not been cured within 30 days after written notice by the Company to Parent informing Parent of such breach or failure to be true, except that no cure period shall be required for a breach which by its nature cannot be cured prior to the End Date; and provided, further, that the Company may not terminate this Agreement pursuant to this Section 8.01(c) if the Company is then in breach of this Agreement in any material respect;

(d)       by the Company prior to receipt of the Company Stockholder Approval, in order to enter into a definitive written agreement providing for a Superior Proposal in accordance with Section 5.04(d); provided that the Company pays the Company Termination Fee prior to or simultaneously with such termination (it being understood that the Company may enter into such definitive written agreement simultaneously with such termination of this Agreement);

(e)       by Parent, if the Company has breached any representation, warranty, covenant or agreement contained herein, or if any representation or warranty of the Company has become untrue, in each case, such that the conditions set forth in Section 7.03(a) or Section 7.03(b), as the case may be, could not be satisfied as of the Closing Date; provided, however, that Parent may not terminate this Agreement pursuant to this Section 8.01(e) unless any such breach or failure to be true has not been cured within 30 days after written notice by Parent to the Company informing the Company of such breach or failure to be true, except that no cure period shall be required for a breach which by its nature cannot be cured prior to the End Date; and provided, further, that Parent may not terminate this Agreement pursuant to this Section 8.01(e) if Parent is then in breach of this Agreement in any material respect; or

(f)       by Parent prior to the Company Stockholders Meeting, in the event that an Adverse Recommendation Change shall have occurred.

Section 8.02  Effect of Termination. In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Company, Parent or Merger Sub, other than the final sentence of Section 6.02, this Section 8.02, Section 8.03 and Article IX, which provisions shall survive such termination; provided, however, that, except as provided in the penultimate sentence of Section 8.03(b), if (x) such termination resulted, directly or indirectly, from an intentional breach or Fraud (y) an intentional breach shall cause the Closing not to occur, then, notwithstanding such termination, such breaching party shall be fully liable for any and all damages (including Derivative Damages), costs, expenses, liabilities or losses of any kind, in each case, incurred or suffered by the other party (collectively, “Damages”) as a result of such breach or Fraud. For purposes of this Agreement, “intentional breach” means a breach that is a consequence of an act or omission undertaken by the breaching party with the Knowledge that the taking of, or failure to take, such act would, or would reasonably be expected to, cause or constitute a material breach of this Agreement; it being acknowledged and agreed, without limitation, that any failure by any party to consummate the Merger and the other transactions contemplated by this Agreement after the applicable conditions thereto have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, which conditions would be capable of being satisfied at such time), shall constitute an intentional breach of this Agreement. Parent and Merger Sub acknowledge and agree that, without in any way limiting the Company’s rights under Section 9.10, recoverable damages of the Company under this Agreement shall not be limited to reimbursement of expenses or out-of-pocket costs, and shall include the benefit of the bargain lost by the stockholders of the Company (including “lost premium”), taking into consideration relevant matters, including the total amount payable to the Company’s stockholders under this Agreement and the time value of money, which in each case shall be deemed in such event to be damages of the Company and shall be recoverable by the Company on behalf of its stockholders (“Derivative Damages”).

Section 8.03  Fees and Expenses.

(a)       Generally. Except as specifically provided for herein, all fees and expenses incurred in connection with the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not such transactions are consummated.

(b)       Company Termination Fee. The Company shall pay to Parent a fee of $165,000,000 (the “Company Termination Fee”) if:

(i)        the Company terminates this Agreement pursuant to Section 8.01(d) or Parent terminates this Agreement pursuant to Section 8.01(f); or

(ii)       (A) after the date of this Agreement, an Alternative Proposal shall have been made by a third party to the Company or publicly announced or shall have been made directly to the Company’s stockholders generally by a third party; (B) thereafter this Agreement is terminated pursuant to Section 8.01(b)(i) or 8.01(b)(iii); and (C) within nine months of such termination, (x) the Company enters into a definitive Contract to consummate an Alternative Proposal, (y) the Company recommends an Alternative Proposal or (z) an Alternative Proposal is consummated, in each of clauses (x), (y) and (z) whether or not with the Person that announced the Alternative Proposal described in clause (A) above; provided, however, that for purposes of this Section 8.03(b)(ii), the references to 20% in the definition of “Alternative Proposal” shall be deemed to be references to 50%.

Any Company Termination Fee due under this Section 8.03(b) shall be paid by wire transfer of same-day funds (x) in the case of clause (i) above, on the Business Day immediately following the date of termination of this Agreement (or simultaneously with such termination, in the case of termination pursuant to Section 8.01(d)) and (y) in the case of clause (ii) above, on the date of the earliest of the events set forth in clauses (x), (y) or (z). The Company acknowledges and agrees that the agreements contained in this Section 8.03(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement. Notwithstanding any other provision of this Agreement, the parties agree that the payment of the Company Termination Fee, as liquidated damages and not as a penalty, shall be the sole and exclusive remedy available to Parent, Merger Sub and their respective Affiliates with respect to this Agreement and the transactions contemplated by this Agreement in the event any such payment becomes due and payable, and, upon payment of the Company Termination Fee, the Company (and the Company’s Affiliates and its and their respective directors, officers, employees, stockholders and Representatives) shall have no further liability to Parent, Merger Sub and their respective Affiliates under this Agreement except that, to the extent any termination of this Agreement resulted from, directly or indirectly, fraud or an intentional breach of this Agreement by the Company, Parent shall be entitled to the payment of the Company Termination Fee (to the extent owed pursuant to this Section 8.03(b)) and to any Damages, to the extent proven, resulting from or arising out of such fraud or intentional breach (as reduced by any Company Termination Fee previously paid by the Company). In no event shall the Company be obligated to pay the Company Termination Fee on more than one occasion. None of the Financing Sources will have any liability to the Company or its Affiliates relating to or arising out of this Agreement, the Financing or otherwise, whether at law, or equity, in contract, in tort or otherwise, and neither the Company nor any of its Affiliates will have any rights or claims against any of the Financing Sources hereunder or thereunder. The provisions of this Section 8.03(b) shall inure to the benefit of, and be enforceable by, each Financing Source, its Affiliates and their respective successors and permitted assigns, each of which is hereby intended to be an express third party beneficiary of this Section 8.03(b).

(c)       Other Costs and Expenses. If the Company fails promptly to pay any amount due to Parent pursuant to this Section 8.03, it shall also pay any costs and expenses incurred by Parent or Merger Sub in connection with a legal action to enforce this Agreement that results in a judgment against the Company for such amount, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of Citibank, N.A. from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.

Section 8.04   Amendment. This Agreement may be amended by the parties at any time before or after receipt of the Company Stockholder Approval; provided, however, that (i) after receipt of the Company Stockholder Approval, there shall be made no amendment that by Law requires further approval by the Company’s stockholders without the further approval of such stockholders, and (ii) except as provided above, no amendment of this Agreement shall be submitted to be approved by the Company’s stockholders unless required by Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. Termination of this Agreement prior to the Effective Time shall not require the approval of the stockholders of either Parent, the Company or any of their Affiliates.

Section 8.05  Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties; (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant to this Agreement; (c) waive compliance with any covenants and agreements contained herein; or (d) waive the satisfaction of any of the conditions contained herein. No extension or waiver by the Company shall require the approval of the Company’s stockholders unless such approval is required by Law. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. Notwithstanding anything to the contrary contained herein, no amendment (including pursuant to Section 8.04), modification, waiver or termination of Section 9.07(c), Section 9.08, Section 9.09(iii), Section 9.11(b), Section 9.12, Section 9.13 and this sentence of Section 8.05 (and any provision of this Agreement to the extent an amendment, modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) that is adverse to the interests of any Financing Source will be effective against a Lender or a Financing Source without the prior written consent of such adversely affected Financing Source.

Article IX

General Provisions

Section 9.01    Nonsurvival of Representations and Warranties. None of the representations and warranties herein or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.02  Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally; (b) on the date sent if sent by facsimile or electronic mail (provided, however, that notice given by facsimile or email shall not be effective unless either (i) a duplicate copy of such facsimile or email notice is promptly given by one of the other methods described in this Section 9.02 or (ii) the receiving party delivers a written confirmation of receipt of such notice either by facsimile or email or any other method described in this Section 9.02); (c) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier; or (d) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices under this Agreement shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)       if to the Company, to:

DST Systems, Inc.
333 West 11th Street, 5th Floor
Kansas City, Missouri 64105

Facsimile: (816) 435-8630

Email:          rdyoung@dstsystems.com

Attention:    Randall D. Young

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Facsimile:  (212) 735-2000
Email:        eileen.nugent@skadden.com
                   maxim.mayercesiano@skadden.com

Attn:          Eileen T. Nugent
                  Maxim O. Mayer-Cesiano

(b)       if to Parent or Merger Sub, to:

SS&C Technologies Holdings, Inc.

80 Lamberton Road

Windsor, CT 06095

Facsimile:  (860) 298-4962

Email:         pigoe@sscinc.com

Attn:          General Counsel

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

Facsimile:  (212) 701-5800
Email:        leonard.kreynin@davispolk.com

Attn:          Leonard Kreynin

Section 9.03  Definitions. For purposes of this Agreement:

“1993 Law” shall mean the Luxembourg law of April 5, 1993 on the financial sector (as amended).

“2010 Notes” shall mean any outstanding senior notes issued pursuant to the Note Purchase Agreement.

“2017 Notes” shall mean any outstanding senior notes issued pursuant to the Master Note Purchase Agreement.

“Additional Controller” shall mean any other Person required to give notice to the FCA in accordance with section 178(1) of the FSMA (as supplemented by article 4 of the Controllers Exemption Order), to the CBI in accordance with section 39(1) of the Investment Intermediaries Act 1995 and the requirements of the CBI, or to the CSSF in accordance with the 1993 Law and the requirements of the CSSF, as applicable, before effecting the Merger.

“Advisory Agreement” shall mean any Contract under which the Company or any Company Subsidiary acts as general partner of, investment adviser or sub-adviser to, or manages any investment or trading account of, any Person.

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Antitrust Laws” means the HSR Act and any other applicable Law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Broker-Dealer” means each Company Subsidiary that is registered or required to be registered as a broker or dealer with the SEC pursuant to the Exchange Act.

“Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York City.

“CBI” means the Central Bank of Ireland.

“CBI Approval” means each required approval from the CBI, pursuant to section 39(5) of the Investment Intermediaries Act 1995 and the requirements of the CBI, of Parent and the Specified Additional Controller acquiring control of any CBI authorized firm as a result of the Merger, to the extent required by applicable Law, with such approvals being correct and in full force and effect, or, that the time period referred to in section 40 of the Investment Intermediaries Act 1995, during which the CBI has not refused to approve Parent and the Specified Additional Controller acquiring such control, has elapsed.

“Client” shall mean, as of any specified date, any Person (including any Public Fund) that is a party to an Advisory Agreement pursuant to which the Company or a Company Subsidiary provides investment management or investment advisory services, including any sub-advisory services, to such Person.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” shall mean any written or oral agreement, memorandum of understanding or other contractual obligation between the Company or any of its Subsidiaries and any labor organization or other authorized employee representative representing current or former employees of the Company or any of its Subsidiaries.

“Company Credit Agreement” shall mean that certain Credit Agreement dated as of October 1, 2014 (as amended by that certain First Amendment to Credit Agreement dated as of June 5, 2015 and by that certain Second Amendment to Credit Agreement dated as of November 14, 2017) among the Company, the lenders identified therein and Bank of America, N.A., as administrative agent.

“Company Licensed IP” means any and all Intellectual Property Rights owned by a third party and licensed or sublicensed (or purported to be licensed or sublicensed) to either the Company or any of the Company Subsidiaries.

“Company Material Adverse Effect” means any circumstance, effect or change that, individually or in the aggregate, (i) materially adversely affects the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that any circumstance, effect or change arising from or related to the following shall not be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur (except, in the case of clauses (a), (b), (c), (d), (e), or (f) below, to the extent disproportionately affecting the Company and its Subsidiaries relative to other companies in the industries in which the Company and its Subsidiaries operate, in which case only the incremental disproportionate effect shall be taken into account): (a) conditions affecting the United States economy, or any other national or regional economy or the global economy generally; (b) political conditions (or changes in such conditions) in the United States or any other country or region in the world, declared or undeclared acts of war, sabotage or terrorism, epidemics or pandemics (including any escalation or general worsening of any of the foregoing) or national or international emergency in the United States or any other country or region of the world occurring after the date of this Agreement; (c) changes in the financial, credit, banking or securities markets in the United States or any other country or region in the world (including any disruption thereof and any decline in the price of any security or any market index) and including changes or developments in or relating to currency exchange or interest rates; (d) changes required by GAAP or other accounting standards (or interpretations thereof); (e) changes in any Laws or other binding directives issued by any Governmental Entity (or interpretations thereof), including, to the extent relevant to the business of the Company and its Subsidiaries, in any legal or regulatory requirement or condition or the regulatory enforcement environment and not specifically relating to the Company or its Subsidiaries; (f) changes that are generally applicable to the industries in which the Company and its Subsidiaries operate and not specifically relating to the Company or its Subsidiaries; (g) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement or any decline in the market price or trading volume of the Common Stock (provided that the underlying causes of any such failure or decline may be considered in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein); (h) the negotiation, execution or delivery of this Agreement, the performance by any party hereto of its obligations under this Agreement or the public announcement (including as to the identity of the parties hereto) of the Merger or any of the other transactions contemplated by this Agreement including the impact thereof on relationships, contractual or otherwise (including the cessation of any such relationship) with customers, suppliers, landlords, tenants, lenders, investors, joint venture partners, partners or employees of the Company and its Subsidiaries (it being understood that this clause (h) shall not apply to any representation, warranty, covenant or agreement of the Company herein that is intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby); (i) changes in the Company’s credit rating (provided, however, that the underlying causes of such decline may be considered in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein); (j) the occurrence of natural disasters, force majeure events or weather conditions adverse to the business being carried on by the Company and its Subsidiaries; (k) stockholder litigation arising from or relating to this Agreement or the Merger; (l) any action taken that is required by the terms of this Agreement, or with the prior written consent or at the written direction of Parent; (m) any damage or destruction of any Owned Real Property that is substantially paid for by insurance; (n) any cyber-attacks, data breaches, ransomware attacks or similar events affecting the Company, excluding any such breaches, attacks or events to the extent attributable to the negligence of the Company or any of its Subsidiaries or to the failure of the Company or any of its Subsidiaries to follow the best practices of the industries in which the Company and its Subsidiaries operate; or (p) the failure to obtain any approval contemplated by Section 6.13(a); or (ii) is or would be reasonably expected to prevent or materially impair, interfere with, hinder or delay the consummation of the Merger or the other transactions contemplated by this Agreement by the Company.

“Company Owned IP” means any Intellectual Property Right that is owned or purported to be owned by the Company or any of the Company Subsidiaries.

“Company Related Parties” means the Company, its Affiliates and its and its Affiliates’ respective stockholders, partners, members, officers, directors, employees, controlling persons, agents and Representatives.

“Company Stock Award” means any Company Options, Company RSUs and Company Performance Stock Units granted pursuant to the Company Stock Plans.

“Company Stock Plans” means, collectively, the 2015 Equity and Incentive Plan, the 2005 Equity Incentive Plan and the 2005 Non-Employees Directors’ Award Plan.

“Company Subsidiary” means any Subsidiary of the Company.

“Compliant” means, with respect to the Required Information, (i) that such Required Information does not contain any untrue statement of a material fact or omit to state any material fact, in each case with respect to the Company and its Subsidiaries, necessary in order to make the statements contained in such Required Information, in light of the circumstances under which they were made, not misleading, (ii) such Required Information is, and remains throughout the Marketing Period, compliant in all material respects with all requirements of Regulation S-K and Regulation S-X under the Securities Act for offerings of debt or equity securities on a registration statement on Form S-3, (iii) PricewaterhouseCoopers LLP shall not have withdrawn its audit opinion with respect to any audited financial statements contained in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect to the forgoing financial statements for the applicable periods by PricewaterhouseCoopers LLP or another independent public accounting firm reasonably acceptable to Parent, and (iv)(A) the financial statements and other financial information included in such Required Information are, and remain throughout the Marketing Period, sufficient to permit the Financing Sources (including underwriters, placement agents or initial purchasers) to receive customary comfort letters with respect to financial information contained in the Required Information (including customary negative assurance comfort with respect to periods following the end of the latest fiscal year or fiscal quarter for which historical financial statements are included in the Required Information) on any date during the Marketing Period, and (B) PricewaterhouseCoopers LLP have delivered drafts of customary comfort letters, including customary negative assurance comfort with respect to periods following the end of the latest fiscal year end or fiscal quarter for which historical financial statements are included in the Required Information, and such auditors have confirmed they are prepared to issue any such comfort letter upon each of any pricing date occurring during the Marketing Period and any corresponding closing date occurring during the Marketing Period.

“CSSF” shall mean the Luxembourg’s Commission de Surveillance du Secteur Financier.

“CSSF Approval” means each required approval or confirmation of non-objection from the CSSF, pursuant to Article 18 of the 1993 Law, of Parent and the Specified Additional Controller acquiring control of any CSSF authorized professional of the financial sector as a result of the Merger, to the extent required by applicable Law, with such approvals being correct and in full force and effect, or, in the absence of such approval or confirmation of non-objection from the CSSF, the CSSF being deemed as having approved Parent and the Specified Additional Controller to acquire such control.

“Delaware Secretary” means the Secretary of State of the State of Delaware.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” with respect to an entity shall mean any other entity that, together with such first entity, would be treated as a single employer under Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Equity Award Exchange Ratio” means the quotient obtained by dividing (a) the Merger Consideration by (b) the average, rounded to the nearest one ten thousandth, of the closing-sale prices of Parent Common Stock on NASDAQ as reported by The Wall Street Journal for the ten full trading days ending on (and including) the trading day preceding the Closing Date, rounded to the nearest one ten thousandth.

“FCA” shall mean the United Kingdom’s Financial Conduct Authority.

“FCA Approval” shall mean each required approval from the FCA, pursuant to Section 189(4)(a) and, if relevant, section 189(7) of the FSMA, of Parent, its Subsidiaries and the Specified Additional Controller, to the extent required by applicable Law, with such approvals being correct and in full force and effect, or, in the absence of such notice from the FCA, the FCA being deemed in accordance with section 189(6) of the FSMA as having approved Parent and the Specified Additional Controller to acquire such control.

“Fee Letter” means any fee letter entered into in connection with the Debt Commitment Letter.

“Financing Source” shall mean the Persons, including the agents, arrangers, lenders and other entities (other than the Company or any Company Subsidiary) that have committed to provide or arrange or have otherwise entered into agreements (including the Debt Commitment Letter or the Financing Agreements), in each case, in connection with the Financing or any Alternative Financing in connection with the transactions contemplated hereby, including the parties to any joinder agreements, indentures or credit agreements entered into pursuant thereto, together with their respective Affiliates, and their and their respective Affiliates’ officers, directors, employees, controlling persons, agents and representatives and their respective successors and assigns; it being understood that Parent and Merger Sub shall not be Financing Sources for any purposes hereunder.

“FINRA” shall mean the Financial Industry Regulatory Authority.

“Fraud” means, with respect to any party hereto, actual fraud with the intent to deceive committed by such party with respect to making a representation and warranty in this Agreement.

“FSMA” shall mean the United Kingdom’s Financial Services and Markets Act (2000).

“Group” shall have the meaning ascribed to such term in Section 13(d) under the Exchange Act.

“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person; (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments; (iii) all guarantees and arrangements having the economic effect of a guarantee of such Person of any other Indebtedness of any other Person; or (iv) reimbursement obligations under letters of credit, bank guarantees, and other similar contractual obligations entered into by or on behalf of such Person.

“Intellectual Property Rights” shall mean any and all intellectual property rights and similar proprietary rights in any jurisdiction, whether registered or unregistered, including all: (i) inventions, whether or not patentable, reduced to practice or made the subject of one or more pending patent applications, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names and other indicators of origin and domain names, including all variations, derivations, combinations, registrations and applications for registration of the foregoing and all goodwill associated therewith, (iii) issued patents and pending patent applications, patent disclosures, and any and all divisionals, continuations, continuations-in-part, reissues, reexaminations, and extensions thereof, any counterparts claiming priority therefrom, (iv) copyrights, copyright registrations and applications for copyright registration, works of authorship, moral rights and all rights therein provided by international treaties or conventions law, (v) trade secrets (including those trade secrets defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common Law), and rights in confidential business information, know-how and databases and data collections, (vi) rights in computer Software (whether in source code, object code, or other form), algorithms, databases, compilations and data, and (vii) all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement or, misappropriation, dilution or other violations of any of the foregoing.

“International Plan” shall mean any Plan that is not a US Plan.

“Investment Company Act” shall mean the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC thereunder.

“IT Assets” means any and all computers, Software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology assets (including laptops and mobile devices) owned by, or licensed or leased to, the Company or any of the Company Subsidiaries.

“Key Employee” shall mean an employee of the Company or any of its Subsidiaries whose annual base salary is $275,000 or more (or the equivalent thereof in the local currency in which such employee is paid).

The “Knowledge” of any Person that is not an individual means, with respect to any matter in question, in the case of the Knowledge of the Company, the actual knowledge of the executive officers of the Company set forth in Section 9.03(i) of the Company Disclosure Letter, and, in the case of Parent and Merger Sub, the actual knowledge of the executive officers of Parent set forth in Section 9.03(i) of the Parent Disclosure Letter.

“Liens” means all pledges, liens, easements, rights-of-way, encroachments, restrictions, charges, mortgages, encumbrances, security interests and adverse claims of any kind.

“Marketing Period” means, with respect to the Financing, the first period of twelve (12) consecutive Business Days throughout which (a) Parent shall have all of the Required Information and during which period such information shall remain Compliant (for the avoidance of doubt, it being understood that if at any time during the Marketing Period the Required Information provided at the initiation of the Marketing Period ceases to be Compliant, then the Marketing Period shall not be deemed to have occurred), and (b) the conditions set forth in Section 7.01(a), Section 7.01(b), Section 7.01(c) and Section 7.01(d) have been satisfied; provided, however, if the Company shall in good faith reasonably believe it has provided the Required Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case Parent shall be deemed to have such Required Information unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information, and within two (2) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Required Information the Company has not delivered); provided, further, that July 5, 2018 and July 6, 2018 shall not be included in determining such twelve (12) consecutive Business Day period; provided, further, that the Marketing Period shall either end on or prior to August 17, 2018 or, if the Marketing Period has not ended on or prior to August 17, 2018, then the Marketing Period shall commence no earlier than September 4, 2018; provided, further, that the Marketing Period shall end on any earlier date that is the date on which the proceeds of the Financing are obtained (it being understood and acknowledged by Parent that, for purposes hereof, proceeds of the Financing shall be considered obtained whether or not such proceeds are held in escrow or pursuant to a similar arrangement where release of such proceeds is contingent upon the Closing Date occurring). Notwithstanding the foregoing, the Marketing Period shall not be deemed to have commenced if on or prior to the completion of such twelve (12) consecutive Business Day period, the Company shall have announced any intention to restate any financial statements or financial information included in the Required Information or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has announced that it has concluded that no restatement shall be required, and the requirements described in the immediately preceding sentence would be satisfied on the first day, throughout and on the last day of such new consecutive twelve (12) consecutive Business Day period. With respect to any Required Information, the filing with the SEC of any public report of the

Company by the Company shall be deemed to satisfy such requirement and (ii) no information shall be required to be delivered by the Company that is not required to be included in a public report filed by the Company with the SEC.

“Master Note Purchase Agreement” shall mean that certain Master Note Purchase Agreement, dated as of November 14, 2017, by and among the Company and the purchasers named therein.

“Merger Sub Board” means the Board of Directors of Merger Sub.

“NASD” means the National Association of Securities Dealers.

“Note Purchase Agreement” shall mean that certain Note Purchase Agreement, dated August 9, 2010, by and among the Company and the Purchasers named therein, as amended by that certain First Amendment to Note Purchase Agreement dated as of November 14, 2017 and by that certain Second Amendment to Note Purchase Agreement dated as of November 14, 2017.

“NSCC” means the National Securities Clearing Corporation.

“NYSE” means the New York Stock Exchange.

“Open Source Software” means any and all Software that contains, or is derived in any manner (in whole or in part) from, any Software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, including software licensed or distributed under any of the following licenses or distribution models, or licenses or distribution models similar to any of the following: (i) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (ii) the Artistic License (e.g., PERL); (iii) the Mozilla Public License; (iv) the Netscape Public License; (v) the Sun Community Source License (SCSL); (vi) the Eclipse Public License; (vii) the BSD License; and/or (viii) the Apache License.

“Parent Board” means the Board of Directors of Parent.

“Parent Common Stock” means the common stock, $0.01 par value, of Parent.

“Parent Material Adverse Effect” means any circumstance, effect or change that, individually or in the aggregate, is or would be reasonably expected to prevent or materially impair, interfere with, hinder or delay the consummation of the Merger or the other transactions contemplated by this Agreement by Parent or Merger Sub.

“Permitted Liens” means, collectively, (i) suppliers’, mechanics’, cashiers’, workers’, carriers’, workmen’s, legal hypothecs’, repairmen’s, materialmen’s, warehousemen’s, construction and other similar Liens arising or incurred by operation of law or otherwise incurred in the ordinary course of business consistent with past practice, in each case for amounts not more than thirty (30) days overdue; (ii) Liens for Taxes that are not due and payable or which are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves under GAAP have been established on the Company Balance Sheet; (iii) zoning, building and other similar applicable Laws and municipal bylaws and easements, covenants, conditions, rights-of-way, restrictions and other similar charges and encumbrances or minor defects or imperfections of title (excluding any such encumbrances with respect to Intellectual Property), in each case that would not reasonably be expected to, individually or in the aggregate, materially impair the use and operation of the properties to which they relate in the business of the Company and its Subsidiaries as presently conducted or the value of such properties; (iv) licenses or other grants of rights in Intellectual Property Rights to the extent such grants of rights are ancillary to the Company’s receipt of services or in conjunction with a sale of products or services to customers in the ordinary course of business consistent with past practice, or are otherwise granted in the ordinary course of business consistent with past practice; (v) statutory or other Liens of landlords for amounts not due and payable; (vi) cash deposits made in the ordinary course of business to secure (A) payments of worker’s compensation, unemployment insurance or other types of social security benefits or (B) the performance of bids, tenders, sales, contracts (other than for the repayment of borrowed money), public or statutory obligations, arising in each case in the ordinary course of business consistent with past practice; (vii) Liens resulting from securities Laws; (viii) the rights of first offer or refusal, rights to purchase, and similar rights and options described in Section 9.03(ii) of the Company Disclosure Letter with respect to Company property; (ix) Liens that are disclosed on existing title reports or policies made available by or on behalf of the Company to Parent prior to the date of this Agreement; (x) Liens approved in writing by Parent or Merger Sub; and (xi) Liens that do not materially detract from the value of such property based upon its current use or interfere in any material respect with the current use or operation by the Company or any Company Subsidiary of such property.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Plan” shall mean each (i) “employee benefit plan” within the meaning of Section 3(3) of ERISA, (ii) other benefit and compensation plan, contract, policy, program, practice, arrangement or agreement, including, but not limited to, pension, profit-sharing, savings, termination, executive compensation, phantom stock, change-in-control, retention, transaction bonus, salary continuation, vacation, sick leave, disability, death benefit, insurance (including any self-insurance arrangement), hospitalization, medical, dental, vision, prescription, life (including all individual life insurance policies as to which the Company or any of its Subsidiaries is the owner, the beneficiary, or both), employee loan, educational assistance, relocation, expatriate, fringe benefit, deferred compensation, retirement or post-retirement, severance, equity or equity-based, incentive and bonus plan, contract, policy, program, practice, arrangement or agreement, and (iii) other employment, consulting or other individual agreement, plan, practice, policy, contract, program, and arrangement, in each case, (x) which is sponsored or maintained by the Company or any of its Subsidiaries for the benefit of any current or former employees, directors, officers or individual independent contractors of the Company or any Company Subsidiary or (y) with respect to which the Company or any Company Subsidiary has any direct or indirect liability; provided, that in no event shall a Plan include any multiemployer plan within the meaning of Section 3(37) of ERISA or any arrangement operated by a Governmental Entity to which the Company or any Subsidiary is required to contribute under applicable Law.

“Public Fund” shall mean an investment company (or series thereof) registered under the Investment Company Act for which the Company or any Company Subsidiary provides investment advisory or sub-advisory services pursuant to an Advisory Agreement.

“Public Fund Boards” shall mean the boards of directors or trustees of the Public Funds.

“Regulatory Laws” means the HSR Act, the FSMA, the Sherman Antitrust Act of 1890, as amended, and the rules and regulations promulgated thereunder, the Clayton Act of 1914, as amended, and the rules and regulations promulgated thereunder, the Federal Trade Commission Act of 1914, as amended, and the rules and regulations promulgated thereunder, and any other federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Specified Additional Controller” shall mean the Person set forth on Section 9.03(ii) of the Parent Disclosure Letter.

“Software” means any and all (i) computer programs, applications, systems and software, including any and all software implementations of algorithms, models and methodologies and any and all source code, object code, development and design tools, applets, compilers and assemblers, (ii) databases and compilations, including any and all libraries and collections of data whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing and (iv) technology supporting, and the contents and audiovisual displays of, any internet site(s).

“SOX” means the Sarbanes-Oxley Act of 2002, as amended.

A “Subsidiary” of any Person means another Person, of which an amount of the voting securities or other voting ownership or voting partnership interests sufficient to elect at least a majority of its board of directors or other governing person or body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first Person. In the case of the Company, “Subsidiary” and “Affiliate” shall in all cases exclude the joint ventures set forth on Section 9.03(iii) of the Company Disclosure Letter and any Client.

“Tax” shall mean any federal, state, local or non-U.S. income, capital gains, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, unclaimed property, real property, personal property, sales, use, transfer, registration, value added, alternative or add on minimum or estimated tax or other tax, duty, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), including any interest, penalty or addition thereto.

“Tax Return” shall mean any report, declaration, return, information return, claim for refund, or statement relating to Taxes, including any schedule, appendix, supplement or attachment thereto, and including any amendments thereof.

“Transfer Agent” shall mean each Company Subsidiary registered or required to be registered as a transfer agent with the SEC pursuant to the Exchange Act.

“US Plan” shall mean any Plan that covers any current or former employees, directors, officers or individual contractors of the Company or any Company Subsidiary located primarily in the United States.

“WARN” shall mean the Worker Adjustment and Retraining Notification Act and any comparable foreign, state or local law.

Section 9.04  Interpretation. When a reference is made herein to an Article, a Section or an Exhibit, such reference shall be to an Article, a Section or an Exhibit of or to this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used in any Exhibit but not otherwise defined therein shall have the meaning assigned to such term herein. Whenever the words “include,” “includes” or “including” are used herein, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used herein shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The definitions contained herein are applicable to the singular as well as the plural forms of such terms. All pronouns and any variations thereof refer to the masculine, feminine or neuter as the context may require. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, except with respect to any agreement in the Company Disclosure Letter (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date). References to a Person are also to its permitted successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” will be deemed references to the lawful money of the United States of America. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring by virtue of the authorship of any provisions of this Agreement. Any reference to “days” means calendar days unless Business Days are expressly specified. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day. Unless otherwise specified, the words “made available to Parent” or “delivered to Parent” or words of similar import refer to documents posted to the virtual data room hosted by Intralinks under the title “Project Diamond”.

Section 9.05  Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, and (c) all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9.05 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.

Section 9.06  Counterparts. This Agreement may be executed in multiple counterparts, including by facsimile or by email with .pdf attachments, all of which shall be deemed an original and considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 9.07  Entire Agreement; No Third-Party Beneficiaries. This Agreement, taken together with the Parent Disclosure Letter, the Company Disclosure Letter and the Confidentiality Agreement and, in each case, any exhibit, schedule or annex thereto, constitute the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the Merger and the other transactions contemplated by this Agreement. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement except (a) for the provisions of Section 6.05 (which are intended to be for the benefit of the Company Indemnified Parties referred to therein, and may be enforced by any such Company Indemnified Parties), (b) for the right of the Company, on behalf of the holders of the shares of Common Stock to pursue Derivative Damages in accordance with the terms of this Agreement in the event of Parent’s, or Merger Sub’s breach of this Agreement, which right is hereby acknowledged and agreed by Parent and Merger Sub (provided that this clause is not intended, and under no circumstances shall be deemed, to create any right of the holders of the shares of Common Stock or the holders of awards under the Company Stock Plans to bring an action against Parent or Merger Sub pursuant to this Agreement or otherwise) or (c) that the Financing Sources shall be express third-party beneficiaries of the provisions of the final sentence of Section 8.05, Section 9.08, Section 9.09(iii), Section 9.11(b), Section 9.12, Section 9.13 and this Section 9.07(c), each of which shall expressly inure to the benefit of, and shall be enforceable and relied upon by, the Financing Sources).

Section 9.08  GOVERNING LAW. THIS AGREEMENT, INCLUDING ALL MATTERS OF CONSTRUCTION, VALIDITY AND PERFORMANCE AND ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER ANY APPLICABLE PRINCIPLES OF CHOICE OR CONFLICTS OF LAWS OF THE STATE OF DELAWARE. NOTWITHSTANDING THE FOREGOING, EACH COMPANY RELATED PARTY AND EACH OF THE OTHER PARTIES HERETO AGREES THAT, EXCEPT AS SPECIFICALLY SET FORTH IN THE DEBT COMMITMENT LETTER, ALL CLAIMS OR CAUSES OF ACTION (WHETHER AT LAW, IN EQUITY, IN CONTRACT, IN TORT OR OTHERWISE) AGAINST ANY OF THE FINANCING SOURCES IN ANY WAY RELATING TO THIS AGREEMENT, THE FINANCING OR THE PERFORMANCE THEREOF OR THE FINANCINGS CONTEMPLATED THEREBY, SHALL BE EXCLUSIVELY GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF NEW YORK OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF NEW YORK.

Section 9.09  Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties; provided that the rights, interests and obligations of Parent or Merger Sub may be assigned (i) to any of its Affiliates, (ii) after the Effective Time, to any Person and (iii) to the Financing Sources as collateral security, but no such assignment shall relieve Parent or Merger Sub of any of its obligations under this Agreement or enlarge or alter such obligations. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the parties and their respective successors and assigns.

Section 9.10  Specific Enforcement. The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement, including the right of a party to cause the other parties to consummate the Merger and the other transactions contemplated by this Agreement. It is agreed that the parties are entitled to enforce specifically the performance of terms and provisions of this Agreement in any court referred to below, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity.

The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach. In the event any party hereto brings any action, claim, complaint, suit, action or other proceeding to enforce specifically the performance of the terms and provisions of this Agreement prior to the Closing, the End Date shall automatically be extended by (i) the amount of time during which such action, claim, complaint, suit, action or other proceeding is pending, plus 20 Business Days, or (ii) such other time period established by the court presiding over such action, claim, complaint, suit, action or other proceeding.

Section 9.11  Jurisdiction; Venue.

(a)       In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware; provided, however, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated by this Agreement. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(b)       Notwithstanding anything to the contrary contained in this Agreement, each Company Related Party and each of the other parties hereto: (i) agrees that it will not bring or support any Person in any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether at law or in equity, whether in contract or in tort or otherwise, against any of the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Financing or the performance thereof or the financings contemplated thereby, in any forum other than the United States Federal and New York State courts located in the Borough of Manhattan, New York County, State of New York, (ii) submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (iii) irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and (iv) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment of in any other manner provided by Law.

Section 9.12  WAIVER OF JURY TRIAL. EACH COMPANY RELATED PARTY AND EACH OTHER PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT, THE MERGER, THE FINANCING OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.12.

Section 9.13  No Recourse. All claims or causes of action (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against the entities that are expressly identified as parties hereto and only with respect to the specific obligations undertaken by such parties as set forth herein with respect to such parties and no other Persons, including any Financing Source, shall have any liability for any obligations or liabilities based upon, arising out of, or related to this Agreement and the transactions contemplated thereby. No Person who is not a named party to this Agreement, including the Financing Sources, shall have any liability (whether in contract or in tort, in law or in equity) for any obligations or liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of this Agreement or its negotiation, execution or performance; and each Company Related Party and each other party hereto waives and releases all such liabilities, claims and obligations against the Financing Sources. Notwithstanding anything to the contrary herein, no Company Related Party shall have any rights or claims against any Financing Source in connection with this Agreement, the Financing or the transactions contemplated hereby or thereby, and no Financing Source shall have any rights or claims against any Company Related Party (other than Parent and Merger Sub) in connection with this Agreement, the Financing or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise. Notwithstanding anything to the contrary herein, no Financing Source shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature. Notwithstanding anything to the contrary herein, nothing in this Section 9.13 will limit the rights of the parties to the Financing under the

Debt Commitment Letter, the Financing Agreements and the transactions related thereto in accordance with the terms thereof.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub have duly executed this Agreement, all as of the date first written above.

DST SYSTEMS, INC.

By:	/s/ Stephen C. Hooley
	Name:	Stephen C. Hooley
	Title:	Chief Executive Officer, President and Chairman of the Board

SS&C TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Patrick Pedonti
	Name:	Patrick Pedonti
	Title:	Senior Vice President and Chief Financial Officer

DIAMOND MERGER SUB, INC.

By:	/s/ Patrick Pedonti
	Name:	Patrick Pedonti
	Title:	Treasurer

INDEX OF DEFINED TERMS

1993 Law	Section 9.03
2010 Notes	Section 9.03
2017 Notes	Section 9.03
Acceptable Confidentiality Agreement	Section 5.04(f)(iii)
Additional Controller	Section 9.03
Adjusted PSU	Section 6.04(f)
Adjusted RSU	Section 6.04(d)
Adjusted Stock Option	Section 6.04(b)
Adverse Recommendation Change	Section 5.04(d)
Advisory Agreement	Section 9.03
Affiliate	Section 9.03
Agreement	Preamble
Alternative Financing	Section 6.11(d)
Alternative Proposal	Section 5.04(f)(i)
Anti-Corruption Laws	Section 4.18(a)
Antitrust Law	Section 9.03
Book-Entry Shares	Section 2.01(c)
Broker-Dealer	Section 9.03
Business Day	Section 9.03
Capital Stock	Section 4.03(a)
CBI	Section 9.03
CBI Approval	Section 9.03
Certificate	Section 2.01(c)
Certificate of Merger	Section 1.03
Clearance Date	Section 6.01(d)
Client	Section 9.03
Closing	Section 1.02
Closing Date	Section 1.02
Code	Section 9.03
Collective Bargaining Agreement	Section 9.03
Common Stock	Section 2.01
Company	Preamble
Company Balance Sheet	Section 4.06(b)
Company Board	Section 4.03(b)
Company Cash Award	Section 6.04(g)
Company Credit Agreement	Section 9.03
Company Disclosure Letter	Article IV
Company Financial Advisor	Section 4.17
Company Incentive Plan	Section 6.09(f)
Company Indemnified Parties	Section 6.05(a)
Company Insurance Policies	Section 4.20
Company Licensed IP	Section 9.03
Company Material Adverse Effect	Section 9.03
Company Notes	Section 6.12(b)

Company Notes Agreements	Section 6.12(b)
Company Notes Escrow Agent	Section 6.12(b)(ii)
Company Notes Redemption Amount	Section 6.12(b)(iii)
Company Options	Section 4.03(a)
Company Owned IP	Section 9.03
Company Parties	Section 6.06
Company Performance Stock Units	Section 4.03(a)
Company Recommendation	Section 6.01(d)
Company Registered IP	Section 4.15(a)
Company Related Parties	Section 9.03
Company RSUs	Section 4.03(a)
Company Savings Plan	Section 6.09(d)
Company SEC Documents	Section 4.06(a)
Company Securities	Section 4.03(b)
Company Stock Award	Section 9.03
Company Stock Plans	Section 9.03
Company Stockholder Approval	Section 4.04
Company Stockholders Meeting	Section 4.04
Company Subsidiary	Section 9.03
Company Termination Fee	Section 8.03(b)
Company Voting Debt	Section 4.03(b)
Compliant	Section 9.03
Confidentiality Agreement	Section 6.02
Consent	Section 3.03(b)
Consent Fee	Section 6.12(b)(ii)
Consents	Section 3.03(b)
Continuing Employee	Section 6.09(a)
Contract	Section 3.03(a)
CSSF	Section 9.03
CSSF Approval	Section 9.03
Damages	Section 8.02
Debt Commitment Letter	Section 3.08(b)
Delaware Secretary	Section 9.03
Derivative Damages	Section 8.02
DGCL	Section 1.01
Dissenter's Rights	Section 2.03
Dissenting Shares	Section 2.01(c)
DOJ	Section 6.03(c)
Effective Time	Section 1.03
Employee Census	Section 4.09(b)
End Date	Section 8.01(b)(i)
Environmental Law	Section 4.12(a)
Equity Award Exchange Ratio	Section 9.03
Equity Award Schedule	Section 4.03(a)
ERISA	Section 9.03
ERISA Affiliate	Section 9.03

Exchange Act	Section 9.03
Excluded Contract	Section 4.13(b)
FCA	Section 9.03
FCA Approval	Section 9.03
Fee Letter	Section 9.03
Filed Company Contract	Section 4.13(a)
Filed Company SEC Documents	Article IV
Financing	Section 3.08(b)
Financing Agreements	Section 6.11(b)
Financing Source	Section 9.03
FINRA	Section 9.03
Fraud	Section 9.03
FSMA	Section 9.03
FTC	Section 6.03(c)
GAAP	Section 4.06(a)
Governmental Approvals	Section 6.03(a)
Governmental Entity	Section 3.03(b)
Group	Section 9.03
Hazardous Substance	Section 4.12(a)
HSR Act	Section 3.03(b)
Indebtedness	Section 9.03
Indemnity Period	6.05(a)
Intellectual Property Rights	Section 9.03
International Plan	Section 9.03
Intervening	Section 5.04(d)
Investment Company Act	Section 9.03
IRS	Section 2.02(h)
IT Assets	Section 9.03
Joint Venture Securities	Section 4.02(d)
Joint Ventures	Section 4.02(d)
Judgment	Section 3.03(a)
Key Employee	Section 9.03
Knowledge	Section 9.03
Law	Section 3.03(a)
Legal Restraints	Section 7.01(e)
Lenders	Section 3.08(b)
Letter of Transmittal	Section 2.02(b)
Liens	Section 9.03
Marketing Period	Section 9.03
Master Note Purchase Agreement	Section 9.03
Material Contract	Section 4.13(b)
Maximum Amount	Section 6.05(b)
Merger	Section 1.01
Merger Consideration	Section 2.01(c)
Merger Notification Filing	Section 6.03(b)
Merger Sub	Preamble

Merger Sub Board	Section 9.03
Merger Sub Common Stock	Section 2.01
NASD	Section 9.03
New Debt Commitment Letter	Section 6.11(d)
Note Purchase Agreement	Section 9.03
Noteholders	Section 6.12(b)(i)
Notes Agreement Amendments	Section 6.12(b)(ii)
Notice Period	Section 5.04(d)(i)
NSCC	Section 9.03
NYSE	Section 9.03
Open Source Software	Section 9.03
Owned Real Property	Section 4.14(a)
Parent	Preamble
Parent Benefit Plans	Section 6.09(b)
Parent Board	Section 9.03
Parent Common Stock	Section 9.03
Parent Disclosure Letter	Article III
Parent Material Adverse Effect	Section 9.03
Paying Agent	Section 2.02(a)
Payment Fund	Section 2.02(a)
Permit	Section 3.03(b)
Permits	Section 3.03(b)
Permitted Liens	Section 9.03
Person	Section 9.03
Plan	Section 9.03
Pre-Closing Bonus	Section 6.09(f)
Preferred Stock	Section 4.03(a)
Proxy Statement	Section 6.01(a)
Public Fund	Section 9.03
Public Fund Boards	Section 9.03
Real Property Leases	Section 4.14(b)
Redemption Date	Section 6.12(b)(iii)
Redemption Notice	Section 6.12(b)(iii)
Regulatory Laws	Section 9.03
Representatives	Section 5.04(a)
Required Information	Section 6.11(g)
SDN List	Section 4.18(b)
SEC	Section 9.03
Securities Act	Section 9.03
Software	Section 9.03
Solvent	Section 3.09
SOX	Section 9.03
Specified Additional Controller	Section 9.03
Subsidiary	Section 9.03
Superior Proposal	Section 5.04(f)(ii)
Surviving Corporation	Recitals

Tax	Section 9.03
Tax Return	Section 9.03
Transfer Agent	Section 9.03
Underwater Option	Section 6.04(a)
Unvested Option	Section 6.04(b)
Unvested PSU	Section 6.04(f), 6.04(e)
Unvested RSU	Section 6.04(d)
US Plan	Section 9.03
Vested Cash Award	Section 6.04(g)
Vested Option	Section 6.04(a)
Vested PSU	6.04(e)
Vested RSU	Section 6.04(c)
WARN	Section 9.03

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